100055   **IMPORTANT INFORMATION**

The following people need to be available to sign documents at the closing:

For the Borrower(s):

Alexandra Nichols, as President, of Sucasa Technologies, Inc., as Managing Member of Getaway Collection LLC Series Western, a Delaware Limited Liability Company

For the Guarantor(s):

Alexandra Nichols, in his/her individual capacity

Amr Shafik, in his/her individual capacity

SUMMARY OF LOAN TERMS

For informational purposes only. In the event of a conflict between this Summary and the Commitment Letter, the Commitment Letter will control.

1. **Borrower**: Getaway Collection LLC Series Western, a Delaware Limited Liability Company.

2. **Lender**: Weltham Capital.

3. **Guarantor**: Alexandra Nichols and Amr Shafik.

4. **Loan Amount**: $500,500.00.

5. **Security**: The Loan will be secured by, among other things, the following:

A pledge of one hundred percent (100%) of the membership interest in Getaway Collection LLC Series Western, a Delaware Limited Liability Company; and

A 1st lien on the real property and improvements located at:

7440 E Hubbell St, Scottsdale, AZ 85257

6. **Partial Releases of Collateral**: None.

7. **Term**: THREE HUNDRED SIXTY (360) MONTHS.

8. **Interest Rate and Payment.** 6.825% per annum for the first ten (10) years of the Loan term. Thereafter, the interest rate will be recalculated once per year by adding five and a quarter percentage points (5.25%) to the SOFR index. The interest rate at the first change date will not be greater than 11.825% per annum or less than 6.825% per annum. Thereafter, provided no Event of Default occurs, the interest rate will not increase or decrease by more than two percentage points (2%) from the rate in effect during the prior twelve (12) months. Provided no Event of Default has occurred, the interest rate will never be greater than 11.825% per annum or less than 6.825% per annum. The Loan will require monthly payments of interest for the first ten (10) years of the Loan. **The initial monthly interest payment amount is $2,846.59**. Thereafter, the Loan will require monthly payments of interest and principal, based upon a 20-year amortization schedule.

9. Prepayment: For any principal prepayment made on or prior to the one-year anniversary of the Closing, the Prepayment Premium shall equal FIVE PERCENT (5.00%) of the amount prepaid. For any principal prepayment made after the one-year anniversary of the Closing, but on or before the two-year anniversary of the Closing, the Prepayment Premium shall equal FOUR PERCENT (4.00%) of the amount prepaid. For any principal prepayment made after the two-year anniversary of the Closing, but on or before the three-year anniversary of the Closing, the Prepayment Premium shall equal THREE PERCENT (3.00%) of the amount prepaid. For any principal prepayment made after the three-year anniversary of the Closing, but on or before the four-year anniversary of the Closing, the Prepayment Premium shall equal TWO PERCENT (2.00%) of the amount prepaid. For any principal prepayment made after the four-year anniversary of the Closing, but on or before the five-year anniversary of the Closing, the Prepayment Premium shall equal ONE PERCENT (1.00%) of the amount prepaid.

10. Loan Origination Fee: $17,517.50 to Lender.

100055 - August 2nd, 2022

Re: **Letter of Commitment (the "Commitment Letter") - $500,500.00 Commercial Term Loan (the "Loan")**

We are pleased to inform you that your loan request has been approved subject to your acceptance of the following terms and conditions. This Commitment Letter and the agreed terms of the Loan, including any interest rate "lock" will expire on **August 13, 2022**. If, for any reason, the closing does not occur on or before that date, Lender will have the option to terminate its obligations hereunder and/or renegotiate any term of the Loan. Lender may assign all of its rights and obligations under this Commitment Letter and the loan transaction contemplated herein.

1. Lender: The lender will be Weltham Capital ("Lender").

2. Borrower: The borrower will be Getaway Collection LLC Series Western, a Delaware Limited Liability Company, a Delaware limited liability company (the "Borrower").

3. Guaranty: The obligations under the Loan will be jointly and severally guaranteed by Alexandra Nichols and Amr Shafik (collectively, the "Guarantors").

Unless specifically waived in writing, Lender will require that all persons (individually, a "Stakeholder"; collectively, the "Stakeholders") holding a legal, equitable, or beneficial interest: (i) in the Premises; (ii) in Borrower; (iii) in a business entity holding a legal, equitable, or beneficial interest in the Premises; or (iv) in a business entity holding a legal, equitable, or beneficial interest in Borrower, must personally guarantee the Loan. If, after underwriting the Loan, it is disclosed that there are any additional Stakeholders, all such Stakeholders must guarantee the obligations under the Loan and execute and deliver a copy of this Commitment Letter. All Stakeholders are subject to underwriting, including, but not limited to, credit and background checks (the results of which are subject to Lender's review and approval).

4. Loan Amount: $500,500.00.

5. Security: The Loan will be secured by, among other things, the following:

A pledge of one hundred percent (100%) of the membership interest in Getaway Collection LLC Series Western, a Delaware Limited Liability Company; and

A 1st lien on the real property and improvements located at:

7440 E Hubbell St, Scottsdale, AZ 85257

All the land, buildings, and improvements securing the Loan are hereinafter collectively referred to as the "Premises". Borrower will not further encumber the Premises as collateral for future financing without the prior written consent of Lender. Lender's consent may be withheld in its sole and absolute discretion.

6. Conditions Precedent to Lender's Obligations: Lender will not be obligated to make the Loan hereunder unless it receives the following, all in form and substance satisfactory to Lender and its counsel ("Lender's Counsel") in all respects:

Such items pertaining to Borrower, Guarantors, or the Premises, as Lender may request in its reasonable discretion.

Should Borrower fail to meet each and every condition set forth herein to Lender's satisfaction, Lender shall have no obligation to close the Loan.

7. <u>Representations as to the Premises</u>: In applying for and accepting the, Borrower represents that the Premises will be non-owner occupied, will not be used for any illegal purposes, and will be a lawfully existing parcel according to Arizona law, in compliance with all applicable laws, and subject to Lender's approval. A title search, complete with a property description, will be provided by Borrower's legal counsel ("<u>Borrower's Counsel</u>") and will be subject to the approval of Lender and Lender's Counsel.

8. <u>Term</u>: The Loan will have a term of THREE HUNDRED SIXTY (360) MONTHS (the "<u>Term</u>").

9. <u>Interest Rate and Payment</u>. 6.825% per annum for the first ten (10) years of the Loan term. Thereafter, the interest rate will be recalculated once per year by adding five and a quarter percentage points (5.25%) to the SOFR index. The interest rate at the first change date will not be greater than 11.825% per annum or less than 6.825% per annum. Thereafter, provided no Event of Default occurs, the interest rate will not increase or decrease by more than two percentage points (2%) from the rate in effect during the prior twelve (12) months. Provided no Event of Default has occurred, the interest rate will never be greater than 11.825% per annum or less than 6.825% per annum. The Loan will require monthly payments of interest for the first ten (10) years of the Loan. **The initial monthly interest payment amount is $2,846.59**. Thereafter, the Loan will require monthly payments of interest and principal, based upon a 20-year amortization schedule.

10. <u>ACH PAYMENTS</u>: ON THE FIRST (1ST) DAY OF EACH MONTH DURING THE TERM, PAYMENTS WILL BE AUTOMATICALLY DEDUCTED VIA ACH FROM AN ACCOUNT DESIGNATED AND WHOLLY-OWNED BY BORROWER. BORROWER MUST BRING A VOIDED CHECK TO THE CLOSING OF THE LOAN FOR THE PURPOSE OF SETTING UP THE ACH PAYMENTS.

11. <u>Prepayment</u>: For any principal prepayment made on or prior to the one-year anniversary of the Closing, the Prepayment Premium shall equal FIVE PERCENT (5.00%) of the amount prepaid. For any principal prepayment made after the one-year anniversary of the Closing, but on or before the two-year anniversary of the Closing, the Prepayment Premium shall equal FOUR PERCENT (4.00%) of the amount prepaid. For any principal prepayment made after the two-year anniversary of the Closing, but on or before the three-year anniversary of the Closing, the Prepayment Premium shall equal THREE PERCENT (3.00%) of the amount prepaid. For any principal prepayment made after the three-year anniversary of the Closing, but on or before the four-year anniversary of the Closing, the Prepayment Premium shall equal TWO PERCENT (2.00%) of the amount prepaid. For any principal prepayment made after the four-year anniversary of the Closing, but on or before the five-year anniversary of the Closing, the Prepayment Premium shall equal ONE PERCENT (1.00%) of the amount prepaid.

12. <u>Loan Origination Fee</u>: In consideration of Lender's commitment to make the Loan on the terms and conditions stated herein, Borrower will pay the following fees (the "<u>Loan Origination Fees</u>"), fully-earned upon execution of this Commitment Letter, and paid at the Closing. The Loan Origination Fees are payable $17,517.50 to Lender.

Any fees, commissions, etc. due and owing to any broker related to this transaction shall be the responsibility of Borrower and shall be paid by Borrower at the Closing of the Loan.

13. <u>Leasing Covenant</u>: Intentionally left blank.

14. <u>Disbursement of Loan Proceeds</u>: The Loan will be fully funded at the Closing.

15. <u>Partial Releases of Collateral</u>: None.

16. <u>Late Charge</u>: If any payment of interest is not paid within ten (10) days of the date such payment is due, a late charge equal to the lesser of (i) ten percent (10%) of such overdue payment; or (ii) the maximum amount permitted by applicable law shall automatically become due to Lender. If any payment of principal is not paid within ten (10) days of the date such payment is due, a late charge equal to the lesser of: (i) three percent (3%) of such overdue payment; or (ii) the maximum amount permitted by applicable law; shall automatically become due to Lender. Said late charges do not constitute interest and shall constitute compensation to Lender for collection administration costs incurred thereunder.

17. <u>Default and Default Rate</u>: Upon the occurrence of any Event of Default, or upon maturity of the Loan by acceleration or otherwise, the entire outstanding principal amount of the Loan and all interest and other sums due thereon, at the option of Lender, will become immediately due and payable. Should an Event of Default occur, the Loan will thereafter bear interest at the maximum interest rate authorized by applicable law, and if applicable law establishes no maximum interest rate, then Thirty-Five Percent (35%) per annum. Among the events constituting an Event of Default and entitling Lender to accelerate Loan will be Borrower's failure to make any payment of principal or interest, including the final payment, by the date such payment is due; or the merger or dissolution of Borrower; or the death of any Guarantor.

18. <u>Title:</u> Lender's obligations under this Commitment Letter is contingent upon title to the Premises being determined as marketable, clear, and completely satisfactory in all respects to Lender and Lender's Counsel, in their sole and absolute discretion. Borrower will provide Lender with a first priority lien subject to only those exceptions which are satisfactory to Lender and Lender's Counsel, in their sole and absolute discretion.

19. <u>Title Insurance</u>: Not less than two (2) days prior to the Closing, Borrower's Counsel will provide Lender with title insurance, utilizing an ALTA Loan Policy (the "<u>Loan Policy</u>") from an insurance carrier acceptable to Lender. Such insurance company will be duly qualified as such under the laws of the states in which the Premises are located; duly authorized and licensed in such states to transact the applicable insurance business and to write the insurance provided; and one whose claims paying ability is rated in the two highest rating categories by any of the rating agencies with respect to primary mortgage insurance. The Loan Policy will insure the mortgage(s) for the total principal amount of the Loan as a valid first lien free and clear of all liens and encumbrances except those permitted by Lender. Such Loan Policy will include comprehensive, environmental, zoning, and such other endorsements and affirmative coverage as Lender and Lender's Counsel may require. Proof of payment by Borrower of the title insurance premiums for the Loan Policy will be presented at closing or itemized on the settlement statement signed at the Closing.

20. <u>Insurance</u>: Not less than two (2) days prior to the Closing, Borrower agrees to furnish casualty and liability insurance (the "<u>Insurance</u>") as requested by Lender, with such insurance companies as may be acceptable to Lender. Such policies must be paid for twelve (12) months in advance. Such insurance companies must be duly qualified as such under the laws of the states in which the Premises are located, duly authorized and licensed in such states to transact the applicable insurance business and to write the insurance provided, and companies whose claims paying ability is rated in the two highest rating categories by Best's with respect to hazard and flood insurance. Such insurance will be in amounts not less than the greater of: (i) the outstanding principal balance of the Loan; or (ii) the amount necessary to avoid the operation of any co-insurance provisions with respect to the Premises. All insurance policies must contain standard mortgagee clauses (without contribution) in favor of Lender, will not be terminable without thirty (30) days' prior written notice to Lender, and will be deposited with Lender until the Loan is fully paid. All insurance proceeds payable with respect to any damage or destruction of the Premises will be payable to Lender as well as Borrower. Lender will have the right to either apply such proceeds received towards repayment of the Loan or to permit the proceeds to be utilized for restoration of the Premises. All insurance binders must be endorsed in favor of Lender, ISAOA, ATIMA.

21. Flood Hazard Insurance: Flood insurance will be required if the Premises is in a designated flood hazard area. Borrower's Counsel will provide an opinion as to whether the Premises are located in a flood hazard area. If required, such flood insurance will be from an insurance company duly qualified as such under the laws of the states in which the Premises are located, duly authorized and licensed in such states to transact the applicable insurance business and to write the insurance provided, and whose claims paying ability is rated in the two highest rating categories by Best's with respect to flood insurance.

22. Permits and Approvals: Intentionally left blank.

23. Due on Sale/Transfer of Ownership: The Loan is non-assumable and the entire indebtedness will be due and payable, at Lender's option, upon a sale, encumbrance, transfer, or conveyance of all or any portion of or any interest in the Premises without Lender's prior written consent.

24. Reserves for Assessments, Impositions, Insurance, and Other Charges: Contemporaneously with the closing, Borrower will (i) pay the next installment of real estate taxes and all insurance premiums for the next twelve (12) months; and (ii) deposit with Lender a sum equal to all taxes and insurance premiums for the next twelve (12) months, as Lender reasonably estimates. Thereafter, on each day monthly installments of principal or interest, or both, are due under the Note (or on another day designated in writing by Lender), until all sums due under the Note have been paid in full, Borrower shall pay to Lender (i) a sum of money equal to 1/12th of the annual charges for the insurance premiums and (ii) sum of money equal to 1/12th of the annual taxes, which amounts shall be calculated as the necessary sufficient funds, as Lender reasonably estimates, to permit Lender to pay, at least thirty (30) days prior to the due date, the next installments for taxes and insurance premiums. Borrower shall ensure that Lender receives, at least thirty (30) days prior to the due date, all invoices for taxes and insurance premiums. So long as no Event of Default has occurred and Lender has received all invoices for taxes and insurance premiums, Lender shall pay all invoices for taxes and insurance premiums. Any excess amounts may, at Lender's option, be retained by Lender for future use, applied to the sums due under the Note, or refunded to Borrower. Borrower shall promptly remit to Lender funds (as Lender reasonably determines and demands) sufficient to satisfy any deficiency in the sums due under this Section. The sums required under this Section do not constitute an escrow or trust fund and will not bear interest. The sums required under this Section may be mingled with the general funds of Lender. Borrower grants to Lender a security interest in all funds deposited with Lender for the purpose of securing the Loan. If any time (i) the amount on deposit with Lender, together with amounts to be deposited by Borrower before such insurance premiums are payable, is insufficient to pay such insurance premiums, or (ii) the amount on deposit with Lender, together with amounts to be deposited by Borrower before such taxes are payable, is insufficient to pay such taxes, Borrower shall deposit any deficiency with Lender immediately upon ten (10) days of written demand.

25. Organizational Requirements: Borrower's operating agreement, bylaws, or other governing documents may not be amended or modified, in any respect, during the term of the Loan, without Lender's prior written consent.

26. Borrowing Resolution: Borrower will provide a borrowing resolution with the names and titles of authorized signers for the Closing.

28. Termination of Commitment Letter: Lender may terminate its obligations under this Commitment Letter by providing notice to Borrower that any one (1) or more of the following events has occurred: (A) Borrower and Guarantors will fail to comply with any term or condition hereof; (B) Any representation, warranty, statement, certificate, schedule, or report (the "Affidavits") made or furnished to Lender are false or misleading in any respect at the time and date such Affidavit is furnished;

(C) Borrower and Guarantors will: (i) apply for or consent to the appointment of a receiver, trustee, or liquidator for it or for any of its property; (ii) admit in writing its inability to pay its debts as they mature; (iii) make a general assignment for the benefit of creditors; (iv) be adjudicated as bankrupt or insolvent; (v) file a voluntary petition in Bankruptcy, a petition or an answer seeking reorganization or any agreement with creditors, or an involuntary petition in Bankruptcy will be filed against Borrower or Guarantors and not dismissed within thirty (30) days; or (vi) an order, judgment, or decree will be entered without the application, approval, or consent of Borrower or Guarantors by any court of competent jurisdiction, approving a petition seeking reorganization of Borrower or appointing a receiver, trustee, committee, or liquidator for or of Borrower or Guarantors; or (D) There is a material adverse change in the financial position of Borrower or any Guarantors from that which existed on the date of this Commitment Letter; or (E) Upon the merger or dissolution of Borrower or death of any Guarantor.

29. Expenses: Borrower agrees to pay all expenses connected with the Loan which may include, without limitation, site visits, legal fees, appraisal fees, recording fees, filing fees, registration fees and taxes, whether or not the Loan closes or this Commitment Letter is terminated for any reason.

30. Rights; No Waiver: Lender's rights hereunder are cumulative and the exercise of any one or more of such rights will not preclude the exercise by Lender of any such other rights at the same or any subsequent time. No delay on the part of Lender in exercising any of its rights will operate as a waiver thereof, nor will any exercise of any other rights operate as a waiver.

31. Closing Fees and Deposit: Borrower will pay $995.00 to cover Lender's expenses incurred in connection with the Loan.

32. Assignment: This Commitment Letter is not assignable by Borrower. Lender will have the right to sell and/or assign all or any portion of the Loan, this Commitment Letter, or any document evidencing, guaranteeing, or securing the Loan.

34. Improvement Costs: Intentionally left blank.

35. Condemnation, Litigation, or Environmental Issues: Lender will not be obligated to close the Loan if any condemnation proceeding or any litigation is pending or threatened against the Premises, Borrower, or Guarantors, or if the Premises are affected by any environmental issues which would in any way impair or affect the full utilization thereof or which could have a material adverse impact on the Premises, or the value of the Premises.

36 Indemnification: Borrower and/or Guarantors will pay, indemnify, and hold Lender harmless from any and all claims of any brokers or anyone claiming a right to any fee in connection with arranging the financing outlined in this Commitment Letter.

37. Merger of Previous Correspondence: All correspondence, applications, or Commitment Letters related to the Loan and dated prior to the date hereof will be merged into this Commitment Letter and be of no further force or effect.

38. No Joint Venture: Notwithstanding anything to the contrary herein contained, Lender, by making this Commitment Letter, or by any action pursuant hereto, will not be deemed to be a partner or to be engaged in a joint venture with Borrower. Borrower agrees to hold Lender harmless from any damages and expenses resulting from such a construction of the relationship of the parties or any assertion thereof. Notwithstanding anything to the contrary contained herein, under no circumstances will Lender and/or any of its members, parents, affiliates, subsidiaries, or other related parties and/or any of their respective members, officers, directors, shareholders, agents, and/or employees have any personal liability in connection with this Commitment Letter, the Loan, and/or any matter or circumstance related thereto.

39. Governing Law: This Commitment Letter and the other Loan Documents, except the Security Instrument (which will be governed by the law of the jurisdiction of the Premises), will be governed by and construed in accordance with the internal substantive laws of the state of Connecticut, without regard to the choice of law principles of such state.

40. Jurisdiction: Borrower and Guarantors acknowledge that the terms of the Loan and this Commitment Letter were negotiated and accepted in the state of Connecticut and the performance contemplated hereby will be deemed to be performed in the state of Connecticut and agree to submit to personal jurisdiction in the state of Connecticut in any action or proceeding arising out of this Commitment Letter or the other Loan Documents and further agree that any appropriate state or federal district court located in the state of Connecticut will have exclusive jurisdiction over any case or controversy (except for a foreclosure of the Mortgage or Deed of Trust) arising under or in connection with this Commitment Letter, the Loan, or the Loan Documents and will be a proper forum in which to adjudicate such case or controversy.

41. Publication of Financing: Lender may, in its sole discretion, publicize notice of its financing of Borrower and make reference to its financing of Borrower's project for promotional purposes.

42. Commercial Loan: Borrower acknowledges that the Loan is part of a commercial transaction and is not subject to any state's consumer protection laws. Borrower acknowledges that Lender would not be proceeding with Borrower without this representation.

43. Disclaimer: This Commitment Letter is based upon preliminary information and application provided by Borrower and Guarantors. Lender has relied on all the information provided by Borrower and Guarantors as being true and correct in all respects. Final terms and conditions of any loan will be subject to, among other things, Lender's due diligence, legal review by Lender's Counsel, credit review procedures, and internal approvals in Lender's sole and absolute discretion. All due diligence and reports, including without limitation, title, engineering, environmental, and zoning must be acceptable to Lender and Lender's Counsel in all respects. This Commitment Letter and its terms are submitted on a confidential basis and will not be disclosed, except to investors and advisors of Borrower who may be bound by such confidentiality arrangements. This Commitment Letter and any subsequent legal documentation pertaining to the Loan or any loan between Borrower and Lender, will be governed by the laws of the state of Connecticut.

44. Counterparts: This Commitment Letter may be executed in counterparts, each of which will be deemed to be an original, but all of which, taken together, will constitute one and the same agreement.

45. Supersedes Previous Agreements: This Commitment supersedes all prior or contemporaneous negotiations, commitments, agreements and writings with respect to the subject matter hereof, all such other negotiations, commitments, agreements and writings will have no further force or effect, and the parties to any such other negotiation, commitment, agreement or writing will have no further rights or obligations thereunder.

46. Force Majeure: In no event shall Lender be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services; it being understood that Lender shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

47. Post-Closing Obligations: Borrower and Guarantors will deliver, or cause to be delivered, by the applicable deadlines set forth below (subject to any extensions of such deadline as may be granted by Lender, in writing, in its sole and absolute discretion):

Borrower must provide 6 consecutiive months of short-term rental income history showing an average of at least $3,375 per month within 90 days of the closing of the loan.

48. <u>Additional Fees</u>: At the Closing, Borrower will pay the following:

$90.00 Assignment Fee to Lender

$1,500.00 Processing Fee to Commercial Lender LLC

$495.00 Underwriting Fee to Commercial Lender LLC

Any fees, commissions, etc. due and owing to any broker related to this transaction shall be the responsibility of Borrower and shall be paid by Borrower at the Closing of the Loan.

49. <u>Disclaimer of Consequential Damages</u>. IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER OR ANY OF ITS AFFILIATES FOR ANY CONSEQUENTIAL, INCIDENTAL, INDIRECT, SPECIAL, PUNITIVE OR EXEMPLARY DAMAGES (INCLUDING, WITHOUT LIMITATION, LOST PROFITS, BUSINESS OR GOODWILL) SUFFERED OR INCURRED BY SUCH OTHER PARTY OR ITS AFFILIATES IN CONNECTION WITH THIS AGREEMENT, EVEN IF ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

50. <u>1031 Exchange</u>: Intentionally left blank.

51. <u>Legal Services and Opinion</u>: All legal services to be rendered on behalf of the Borrower in connection with this Loan will be performed by an attorney (or attorneys) acceptable to the Lender, and who are licensed to practice in the state of Arizona, and who have a current malpractice insurance policy in an amount satisfactory to the Lender, the expenses of which will be borne by Borrower. At the closing of the Loan, the Lender must receive a legal opinion from the Borrower's Counsel (in form and substance satisfactory to the Lender and the Lender's Counsel), stating among other things:

That the Note, Guaranty, Security Instruments, Commercial Loan Agreement, and all other documents evidencing, guaranteeing, securing, or otherwise having been delivered in connection with the Loan (collectively, the "Loan Documents") have been duly authorized executed and delivered and constitute valid and binding obligations of each person executing such document, enforceable in accordance with their terms;

That Borrower is duly organized and in good standing, registered to conduct business in the state of Delaware, has the power and authority to enter into the transactions contemplated hereby;

Such other matters as the Lender or the Lender's Counsel may require.

This Commitment Letter is to be evidenced by, and is conditioned upon, Lender's receipt of a properly executed original or facsimile of this Commitment Letter, including all exhibits, no later than August 7, 2022, or the offer of commitment will be withdrawn at Lender's option. No changes, corrections, whiteouts, erasures, or substitutions may be made to this Commitment Letter without Lender's approval. Upon your acceptance of this Commitment Letter, you will be obligated to accept the Loan in the amounts and on the terms and conditions set forth herein. This Commitment Letter will become effective only upon your acceptance of, and agreement to be bound by, the above terms and conditions.

[Remainder of this page intentionally left blank]

IN WITNESS WHEREOF, the parties have caused this Commitment Letter to be duly executed as of the date below.

Getaway Collection LLC Series Western, a Delaware Limited Liability Company

DocuSigned by:

By: Alexandra Nichols
1F75664E38014A7...

Name: Alexandra Nichols, as President, of Sucasa Technologies, Inc.
Title: Managing Member

IN WITNESS WHEREOF, the parties have caused this Commitment Letter to be duly executed as of the date below.

Alexandra Nichols, as guarantor

DocuSigned by:

Alexandra Nichols

1F75664E38014A7...
_____
Alexandra Nichols, Individually

Amr Shafik, as guarantor

DocuSigned by:

Amr Shafik

0CAB0D340A784E7...
_____
Amr Shafik, Individually

Please specify a mailing address where any notices regarding your loan should be delivered:

382 NE 191st ST
PMB 96613
Miami, FL 33179

Authorization

Loan Number: 100055

Property Address:
       7440 E Hubbell St, Scottsdale, AZ 85257

The servicer is hereby authorized to communicate with the following individuals regarding my loan and to treat any such individuals as authorized agents of the Borrower for the request and disbursement of loan funds:

Name & Address

```
Amr Shafik
382 NE 191st ST,
PMB 96613,
Miami FL 33179
```

Getaway Collection LLC Series Western, a Delaware Limited Liability Company

By: _Alexandra Nichols_____
            1F75664E38014A7...
Name: Alexandra Nichols, as President, of Sucasa Technologies, Inc.
Title: Managing Member

RESOLUTION OF THE MEMBERS

THE UNDERSIGNED, being all of the members of Getaway Collection LLC Series Western, a Delaware Limited Liability Company, a Delaware limited liability company (the "Company"), pursuant to the provisions contained in the applicable limited liability company law of the state of Delaware and the operating agreement of the Company, hereby severally and unanimously consent to taking of the actions described below, and such actions shall constitute actions duly adopted, taken, and authorized by the unanimous consent of the members of the Company as of August 2nd, 2022.

RESOLVED, that the Company be, and it hereby is, authorized and empowered to enter into as borrower that certain mortgage commitment (the "Commitment") with Commercial Lender LLC, which Commitment provides for a $500,500.00 loan (the "Loan") to the Company, which shall be secured by, among other things, a 1st lien on the real property and improvements located at 7440 E Hubbell St, Scottsdale, AZ 85257.

FURTHER RESOLVED, that the Company be, and it hereby is, authorized and empowered (1) to execute and deliver a Promissory Note, a Mortgage or Deed of Trust, an Assignment of Leases and Rents, a Commercial Loan Agreement, and any undertakings, affidavits, certificates, and other documents and instruments which may be necessary or advisable in the sole determination of the officer of the Company executing the same, with such additions, changes, or modifications thereto or therein, which may be substantive and substantial in nature, as the officer of the Company executing the same may determine, the execution of such documents and instrument to be conclusive evidence of the aforesaid determinations, and (2) to take any and all other actions in connection with the placing of the Loan, including, without limitation, paying, receiving, or directing payment of funds on behalf of the Company which may be necessary or desirable to consummate the transactions contemplated herein.

FURTHER RESOLVED, that , notwithstanding any provision of the Company's operating agreement to the contrary, each member of the Company is authorized to execute a Collateral Assignment of Membership Interest, pledging his/her/their membership in the Company as collateral security for the aforementioned Loan

FURTHER RESOLVED, that the Company authorizes **Alexandra Nichols, as President, of Sucasa Technologies, Inc.** to take any and all acts and to execute all instruments, documents, and certificates necessary and proper to carry on the business of the Company, including but not limited to, buying, selling, or refinancing real estate and the closing of mortgage loan transactions in connection therewith.

FURTHER RESOLVED, that said Alexandra Nichols, as President, of Sucasa Technologies, Inc. is/are authorized and empowered to take any and all acts and to execute all instruments, documents, and certificates necessary and proper to carry out the foregoing resolutions.

Member: SUCASA TECHNOLOGIES, INC.

DocuSigned by:

By: Alexandra Nichols
1F75664E38014A7...
Name: Alexandra Nichols
Title: President

Member: GATEWAY COLLECTION LLC

DocuSigned by:

By: Alexandra Nichols
1F75664E38014A7
Name: Alexandra Nichols
Title: Managing Member

Loan Number	
100055	
Lender	**Loan**
Commercial Lender LLC	$500,500.00 Term Loan
Borrower	**Guarantor**
Getaway Collection LLC Series Western, a Delaware Limited Liability Company	Alexandra Nichols Amr Shafik

EACH OF THE LOAN DOCUMENTS MUST BE SIGNED IN BLUE INK

This loan package should be used for loans with closing dates during August, 2022, only. If the closing date will occur during any other month, please request an updated package from teamkevin@elitecommercialclosings.com. Thank you.

PRIOR TO RELEASING FUNDS, email a .PDF file of all duly-executed loan documents, plus marked-up title commitment to teamkevin@elitecommercialclosings.com and await email approval to release the funds.

WITHIN TWENTY-FOUR HOURS OF RELEASING FUNDS, send the original, executed loan documents using the enclosed, prepaid FedEx label.

REQUIRED SIGNERS

100055

INTERNAL FILENAME: 100055.REQSIG.pdf

Re: Required Signers for Commercial Loan by Commercial Lender LLC to Getaway Collection LLC Series Western, a Delaware Limited Liability Company

To whom it may concern:

The following parties are required signers for the closing of the above-referenced loan:

For the Borrower(s):

Alexandra Nichols, as President, of Sucasa Technologies, Inc., as Managing Member of Getaway Collection LLC Series Western, a Delaware Limited Liability Company

For the Guarantor(s):

Alexandra Nichols, in his/her individual capacity

Amr Shafik, in his/her individual capacity

If you have any questions or concerns regarding the information herein, please contact the closer.

CLOSING CERTIFICATION

100055.CERT

INTERNAL FILENAME: 100055.CERT.pdf

100055

Re: Commercial Loan (the "Loan") by and between Getaway Collection LLC Series Western, a Delaware Limited Liability Company (the "Borrower") and Commercial Lender LLC (the "Lender").

The undersigned being the settlement agent/title agent for the above-referenced Loan transaction, hereby certifies to Lender that (i) the Loan Documents executed and delivered to Lender in connection with the Loan are substantially the same as the form Loan Documents previously approved by Lender; except, for (a) those changes which are specific to the Loan and do not require document modifications, (b) changes which are summarized on SCHEDULE 1 to this certification (if applicable), and (c) other changes which are not material, (ii) the closing of the Loan was reasonable and customary in accordance with locally accepted practices, and (iii) a title commitment and/or proforma was obtained for the Loan at the Loan closing insuring a first lien position in favor of the lender on the Loan at the time of closing with no exceptions except those which are reasonable and customary and in accordance with Lender's underwriting standards. The undersigned hereby acknowledges that Lender is relying on this certification in making its decision to purchase the Loan.

Title Agent/Settlement Agent: _

By: _____

Name: _

Title: _

<u>SCHEDULE 1</u>
<u>CHANGES/MODIFICATIONS</u>

COMMERCIAL PROMISSORY NOTE

100055

INTERNAL FILENAME: 100055.COMMERCIAL.NOTE.pdf

Lender Loan Number: 100055

COMMERCIAL PROMISSORY NOTE

1. Promise to Pay. FOR VALUE RECEIVED, **Getaway Collection LLC Series Western, a Delaware Limited Liability Company** (the "Borrower"), a Delaware limited liability company with a principal place of business of 2900 NE 7th Ave, Miami, FL 33137 promises to pay to the order of **Commercial Lender LLC**, a Delaware limited liability company with a mailing address of PO Box 3801, Vernon, CT 06066, or its assigns (collectively, the "Holder"), the principal sum of **Five Hundred Thousand Five Hundred Dollars and No Cents ($500,500.00)** (the "Loan"), together with interest on the Loan computed from the date advanced (the "Commencement Date"), all as hereinafter provided, subject to the terms and conditions of a certain Commercial Loan Agreement (the "Loan Agreement"), executed by Borrower and Holder, and upon the following terms, agreements, and conditions:

2. Interest. Interest shall accrue on the unpaid Loan at the rate of 6.825% per annum. The interest rate will change in accordance with Section 3, of this Note. Interest is calculated on the basis of a 360-day year and a 30-day month.

3. Interest Rate Changes. The interest rate may change on October 1, 2032, and on that day every year thereafter. Each date on which the interest rate could change is called a "Change Date". Beginning with the first Change Date, the interest rate will be based on an Index. The "Index" is the Secured Overnight Financing Rate ("SOFR"), as published in The Wall Street Journal. The most recent Index value available as of the date thirty (30) days before each Change Date is called the "Current Index" provided that if the Current Index is less than zero, then the Current Index will be deemed to be zero for purposes of calculating the interest rate. If the Index is no longer available, Holder will choose a new index which is based upon comparable information.

A. Before each Change Date, Holder will calculate the new interest rate by adding 5.25 percentage points (the "Margin") to the Current Index. Holder will then round the result of this addition to the nearest one-eighth of one percentage point (0.125%). Subject to the limits stated in Section 3B below, this rounded amount will be the new interest rate until the next Change Date. Holder will then determine the amount of the monthly payment that would be sufficient to repay the unpaid principal in full on the Maturity Date at the new interest rate in substantially equal payments.

B   The interest rate at the first Change Date will not be greater than 11.825% per annum or less than 6.825% per annum. Thereafter, provided no Event of Default has occurred, the interest rate will never be increased or decreased on any single Change Date by more than two percentage points (2%) from the rate of interest during the preceding twelve (12) months. Provided no Event of Default has occurred, the interest rate will never be greater than 11.825% per annum or less than 6.825% per annum. The new interest rate will become effective on each Change Date. Holder will deliver or mail a notice of any changes in the interest rate and the amount of the monthly payment before the effective date of any change.

4. Maturity Date. The unpaid Loan, all accrued interest thereon, and all other fees or charges shall be due and payable on September 1, 2052 (the "Maturity Date"), provided, however, that from and after (i) the Maturity Date, whether upon stated maturity, acceleration, or otherwise, or (ii) the date on which the interest rate hereunder is increased to the Default Rate (as hereinafter defined) as provided herein, interest shall be computed at the Default Rate.

5. Payments. Beginning on October 1, 2022 and continuing on the first (1st) day of each month thereafter, through and including the payment due on September 1, 2032, Borrower shall make monthly payments of interest in the amount of **$2,846.59**. Beginning on October 1, 2032, and continuing on the first (1st) day of each month thereafter, through and including the Maturity Date, Borrower shall monthly payments of principal and interest in accordance with this Section, which payments shall be applied to the outstanding principal balance of the Note. Holder shall calculate the total amount of principal payments payable from September 1, 2032 to the Maturity Date, based upon a 20-year amortization schedule, an amortization period which begins on September 1, 2032, a fixed interest rate equal to the interest rate in effect as of September 1, 2032, and the outstanding principal balance of the Note as of September 1, 2032. The monthly principal payment shall equal the total amount of principal payable for such period

(calculated as set forth above) divided by the number of monthly payments during such period. The foregoing notwithstanding, upon any additional advance of funds Holder shall recalculate the amount of the monthly principal and interest payment owing for the remainder of the Note term, based on the new outstanding principal balance and the interest rate then in effect, and such revised principal and interest payment shall be due commencing on the first (1st) day of the month immediately following the month in which such additional advance or prepayment (as applicable) is made. All unpaid principal, interest, and other sums due hereunder shall be due and payable in full on the Maturity Date. All payments shall be payable in lawful money of the United States of America and shall be made by wire transfer to an account designated by Holder to Borrower from time to time, or at Holder's election, shall be made through automated clearing house (ACH) transfers from an account designated by Borrower. All payments will be applied first to any unpaid collection costs and late charges, then to accrued and unpaid interest, and any remaining amount to principal. Whenever any payment to be made hereunder shall be due on a day other than a business day, such payment shall be made on the next succeeding business day. The term "business day" as used herein shall mean any day other than a Saturday, Sunday, or public holiday.

6. Prepayment of the Indebtedness. If Borrower makes any prepayment of principal owing under this Note, in whole or in part, on or before the five-year anniversary of the Closing Date (as defined in the Loan Agreement), Borrower shall pay Holder a prepayment premium (the "Prepayment Premium") as follows: For any principal prepayment made on or prior to the one-year anniversary of the Closing Date, the Prepayment Premium shall equal FIVE PERCENT (5.00%) of the amount prepaid. For any principal prepayment made after the one-year anniversary of the Closing Date, but on or before the two-year anniversary of the Closing Date, the Prepayment Premium shall equal FOUR PERCENT (4.00%) of the amount prepaid. For any principal prepayment made after the two-year anniversary of the Closing Date, but on or before the three-year anniversary of the Closing Date, the Prepayment Premium shall equal THREE PERCENT (3.00%) of the amount prepaid. For any principal prepayment made after the three-year anniversary of the Closing Date, but on or before the four-year anniversary of the Closing Date, the Prepayment Premium shall equal TWO PERCENT (2.00%) of the amount prepaid. For any principal prepayment made after the four-year anniversary of the Closing Date, but on or before the five-year anniversary of the Closing Date, the Prepayment Premium shall equal ONE PERCENT (1.00%) of the amount prepaid. For purposes of this Section 6, the term "Prepayment" includes any payment or other reduction of the balance due under this Note, regardless of whether such payment or other reduction is: (a) is voluntary or involuntary; (b) is occasioned by Holder's acceleration of the Maturity Date or demand hereunder; (c) is made by Borrower or by a third party; (d) the product of Holder's receipt or collection of proceeds of the real property securing this Note, or any other collateral securing this Note, including insurance proceeds and condemnation awards; (e) the product of Holder's exercise of its right of set-off; or (f) made during a bankruptcy, reorganization or other proceeding, or is made pursuant to any plan of reorganization or liquidation.

7. Default. At the election of Holder, the Maturity Date may be accelerated, and all sums due hereunder shall become immediately due and payable without notice or demand, upon the occurrence of any of the following events (each an "Event of Default"): (a) Any failure by Borrower to pay in full any sum due hereunder on or before the date such sum is due; (b) Any failure by Borrower to perform or observe any other term or provision herein; (c) Any default under the Security Instrument (as hereinafter defined), a default under the Guaranty (as hereinafter defined) or a default under or misrepresentation contained in any other agreement, document, or certificate of Borrower or any Guarantor (as hereinafter defined) in connection with the Loan, which default is not cured within any grace period expressly provided therefor in such document; (d) Any failure by Borrower to satisfy a Condition Precedent set forth in the Loan Agreement; (e) Borrower shall: (i) apply for or consent to the appointment of a receiver, trustee, liquidator or custodian of itself or of all or substantially all of its property and assets; (ii) make a general assignment for the benefit of its creditors; (iii) be dissolved or liquidated; (iv) become insolvent (as such term may be defined or interpreted under any applicable statute); (v) commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect, or consent to any such relief or to the appointment of or taking possession of its property by any official in an involuntary case or other proceeding commenced against it; or (vi) take any action for the purpose of effecting any of the foregoing. In addition to the rights and remedies provided herein, Holder may exercise any other right or remedy available under applicable law or under any other document, instrument, or agreement evidencing, securing, or otherwise relating to the indebtedness evidenced hereby, in accordance with the terms thereof, all of which rights and remedies shall be cumulative. The payment and acceptance of any sum shall not be considered a waiver of such right of election. Borrower hereby agrees to indemnify, defend, and hold Holder harmless from and against any and all claims, loss, cost, damage or expense

(including, without limitation, reasonable attorneys' fees) which may be incurred by Holder in connection with, or as a result of, any Event of Default.

8. Default Rate. Beginning on the earlier of (i) the Maturity Date; (ii) the date on which an Event of Default occurs; or (iii) the date on which Holder accelerates the entire amount of the indebtedness due hereunder, without notice or any required action by Holder; the Loan will accrue interest at a rate (the "Default Rate") equal to the lesser of (i) Thirty-Five Percent (35%) per annum; or (ii) the Maximum Rate (as hereinafter defined)). Following an Event of Default, interest will continue to accrue at the Default Rate until such Event of Default, and any other Events of Default are cured. In the event Holder, obtains a judgment on this promissory note the interest will continue to accrue at the Default Rate after judgment until all sums are paid in full. Notwithstanding anything to the contrary contained herein, under no circumstances shall the aggregate amount paid, or agreed to be paid, hereunder exceed the highest lawful rate permitted under any applicable usury law (the "Maximum Rate") and the payment obligations of Borrower under this Note are hereby limited accordingly. If under any circumstances, whether by reason of advancement or acceleration of the aggregate amounts paid on this promissory note (as may be amended, restated, or modified from time to time, the "Note"'), should cause the effective interest rate of the Note to exceed the Maximum Rate, Borrower stipulates that payment and collection of such excess amounts shall have been and will be deemed to be the result of a mistake on the part of both Borrower and Holder. The party that receives such excess payments shall promptly credit such excess (to the extent such payments in excess of the Maximum Rate) against the unpaid principal balance hereof. Any portion of such excess payments not capable of being so credited will be refunded to Borrower.

9. Late Charges. If any payment of interest is not paid within ten (10) days of the date such payment is due, a late charge equal to the lesser of (i) ten percent (10%) of such overdue payment; or (ii) the maximum amount permitted by applicable law shall automatically become due to the Holder of this Note. If any payment of principal is not paid within ten (10) days of the date such payment is due, a late charge equal to the lesser of: (i) three percent (3%) of such overdue payment; or (ii) the maximum amount permitted by applicable law; shall automatically become due to the Holder of this Note. Said late charges do not constitute interest and shall constitute compensation to Holder of this Note for collection administration costs incurred hereunder. In addition, if any payment of principal or interest is not paid when due, the rate of interest per annum on the outstanding Loan shall increase to the Default Rate and such rate increase shall remain in force and effect for so long as such default shall continue. This paragraph shall not be construed as an agreement or privilege to extend the due date of any payment, nor as a waiver of any other right or remedy accruing to Holder by reason of any default or Event of Default.

10. Security and Guaranty. The obligations hereunder, including the obligation to make full and timely payments of principal and interest, are secured by, among other things, the following: the Loan Agreement; a certain Commercial Guaranty (the "Guaranty") executed by Alexandra Nichols and Amr Shafik (individually, a "Guarantor"; collectively, the "Guarantors"); a certain Deed of Trust, Assignment of Rents, Security Agreement and Fixture Filing (the "Security Instrument") granted by Getaway Collection LLC Series Western, a Delaware Limited Liability Company, in favor of Commercial Lender LLC, encumbering the real property and improvements at 7440 E Hubbell St, Scottsdale, AZ 85257.

11. Reservation of Holder's Rights. Notwithstanding any course of dealing or course of performance: (i) neither failure nor delay on the part of Holder to exercise any right, power, or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power, or privilege; (ii) no notice to or demand upon Borrower shall be deemed to be a waiver of the obligation of Borrower or of the right of Holder to take further action without notice or demand; and (iii) no amendment, modification, rescission, waiver, or release of any provision of this Note shall be effective unless the same shall be in writing and signed by Holder.

12. Costs and Expenses. Borrower will pay to Holder all costs and expenses of collection hereof (including reasonable attorneys' fees).

13. Completion of Instrument; Reproduction Admissible; Counterparts. Borrower authorizes Holder to complete this Note if delivered incomplete in any respect. A photographic or other reproduction of this Note shall be admissible in evidence with the same effect as the original Note in any judicial or other proceeding, whether or not the original is in existence. This Note may be executed in any number of counterparts, each of which shall be

deemed an original, and all of which shall be taken to be one and the same instrument, for the same effect as if all parties hereto had signed the same signature page. Any signature page of this Note may be detached from any counterpart of this Note without impairing the legal effect of any signatures thereon and may be attached to another counterpart of this Note identical in form hereto but having attached to it one or more additional signature pages.

14. WAIVER OF RIGHTS/DELAY; WAIVER OF JURY TRIAL. BORROWER AND EACH SURETY, ENDORSER, AND GURANTOR HEREOF ACKNOWLEDGE THAT THE LOAN EVIDENCED BY THIS NOTE IS A COMMERCIAL TRANSACTION AND HEREBY VOLUNTARILY AND KNOWINGLY WAIVE THE RIGHT TO NOTICE AND HEARING UNDER <u>CHAPTER 903a</u> OF THE CONNECTICUT GENERAL STATUTES, OR ANY SUCCESSOR STATUTE OF SIMILAR IMPORT, WITH RESPECT TO ANY PREJUDGMENT REMEDY AS DEFINED THEREIN, and further waive diligence, demand, presentment for payment, notice of nonpayment, protest and notice of protest, notice of any renewals or extensions of this Note, and all rights under any statute of limitations, and agree that the time for payment in this Note may be changed and extended as provided in the Loan Agreement, without impairing their liability thereon, and further consent to the release of all or any part of the security for the payment hereof, or the release of any party liable for this obligation without affecting the liability of the other parties hereto. Any delay on the part of Holder in exercising any right hereunder shall not operate as a waiver of any such right, and any waiver granted for one occasion shall not operate as a waiver in the event of any subsequent default. In the interest of a speedy resolution of a lawsuit which may arise hereunder, Borrower and each accommodation maker and endorser under this Note waive a trial by jury in any action with respect to this Note and as to any issues arising relating to this Note. Any funds received by Holder after maturity, whether by acceleration or otherwise, shall be applied to amounts then due and Holder's acceptance of any such funds shall not be construed as a waiver of Borrower's default.

15. Governing Law. This Note shall be governed by, and shall be construed and interpreted in accordance with, the laws of the state of Connecticut.

16. Binding Effect. The terms and provisions of this Note shall be binding upon Borrower and its successors and assigns, and shall inure to the benefit of Holder and its successors and assigns.

17. Limtied Recourse Provisions. Holder understands and agrees that regardless of any other provision contained herein, this Note is a non-recourse note and Holder's sole recourse in the Event of a Default shall be against the property securing this note, or any guarantor this Note, and not against the Borrower.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the undersigned have executed this Commercial Promissory Note on _, 2022.

Getaway Collection LLC Series Western, a Delaware Limited Liability Company

By: _____
Name: Alexandra Nichols, as President, of Sucasa Technologies, Inc.
Title: Managing Member

STATE OF _ _ _ _ _ _ _ _ _ _ _ _ _ _ _   )
)ss. _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _
COUNTY OF _ _ _ _ _ _ _ _ _ _ _ _ _ _   )

I certify that on _, 2022, Alexandra Nichols, as President, of Sucasa Technologies, Inc. came before me in person and stated to my satisfaction that he/she made the attached instrument; and was authorized to and did execute this instrument on behalf of, and as Managing Member of Getaway Collection LLC Series Western, a Delaware Limited Liability Company (the "Company"), the entity named in this instrument, as the free act and deed of the Company, by virtue of the authority granted by its operating agreement and its members.

_____
Notary Public

GUARANTY

100055

INTERNAL FILENAME: 100055.GTY.pdf

COMMERCIAL GUARANTY

THIS COMMERCIAL GUARANTY (the "Guaranty") is made by **Alexandra Nichols**, an individual, residing at 2900 NE 7th Ave, Miami, FL 33137; and **Amr Shafik**, an individual, residing at 1200 West Ave, Apt PH28, Miami Beach, FL 33139 (the aforementioned guarantors are hereinafter referred to individually as "Guarantor" and collectively, as "Guarantors").

FOR VALUE RECEIVED, Guarantors hereby unconditionally and absolutely guarantee the prompt payment and performance of a certain Commercial Promissory Note (the "Note") in the principal amount of Five Hundred Thousand Five Hundred Dollars and No Cents ($500,500.00), plus interest, fees, and any other charges due thereunder (all sums due under the aforesaid Note are hereinafter referred to collectively, as the "Indebtedness") made and delivered simultaneously with this Guaranty by Getaway Collection LLC Series Western, a Delaware Limited Liability Company, in favor of Commercial Lender LLC, a Delaware limited liability company with a mailing address of PO Box 3801, Vernon, CT 06066, and its assigns (collectively, the "Holder"); and all monies coming due under a certain Commercial Loan Agreement (the "Loan Agreement") between Borrower and Lender, any mortgage or any other document granted to secure the Indebtedness, any environmental indemnification agreement, and any other document executed in relation to and simultaneously with the Indebtedness (all of the foregoing document are hereinafter referred to collectively as the "Loan Documents").

1. This Limited Recourse Guaranty is intended to guaranty each payment of principal and interest due under said Note all of the obligations set forth in the Loan Documents, and all costs of collection and attorneys' fees and all other cos which are required to be paid under the Loan Documents; provided that any of the following events has occurr (a) (i) Borrower's filing of a voluntary bankruptcy under the Federal Bankruptcy Code or any other federal or st bankruptcy or insolvency law, or Borrower or affiliate, office, director, or representative of Borrower fili (ii) Borrower's acquiescing in the filing of an involuntary petition under the Federal Bankruptcy Code or any ot federal or state bankruptcy or insolvency law against Borrower; or (iii) Borrower or Guarantor shall have solicited caused to be solicited petitioning creditors to cause an involuntary bankruptcy filing with respect to Borrower; (b) failure to maintain the insurance coverages required by the Loan Documents; (c) the misappropriation of misapplicat of any insurance proceeds, condemnation awards, or tenant security deposits, or other similar funds or payme attributable to the related Premises (as defined in the Loan Agreement), or the other use thereof by Borrower, Guarant or any affiliate thereof, in a manner contrary to the provisions of the Loan Documents; (d) the amount of any distribut of earnings or income from the Premises to any member, partner, or shareholder of Borrower or Guarantor or a affiliate thereof subsequent to the occurrence of an Event of Default (as defined in the Loan Agreement); (e) the fail of the Security Instrument (as defined in the Loan Agreement) to be a first priority lien on the Premises; (f) the brea of any indemnification obligation in the Loan Documents; (g) Borrower's failure to pay property taxes or insurar premiums when due; (h) the existence of hazardous materials upon the Premises; (i) the intentional waste of Premises; or (j) the failure to timely complete the construction or renovation of improvements as required by the Lo Documents.

2. Consent to Modifications. Guarantors consent to any change in the terms and conditions of the Loan Documents, including but not limited to, any change in the collateral provided in the Loan Documents or any change with respect to the parties who may be liable with respect to the Loan Documents, with notice to, or further assent by, Guarantors. Guarantors are to remain bound upon this Guaranty, notwithstanding any such change or extension or release, substitution, exchange or other indulgence granted any maker of the Indebtedness. Guarantors hereby waive all defenses, counterclaims, or offsets which Guarantors might have by reason of any change in or to the Loan Documents or any release, exchange, surrender, or impairment of security, or any addition or release of any party liable with respect to the Loan Documents.

3. Default. Upon any Event of Default of (as defined in each respective loan document), Borrower in the payment or performance under any of the Loan Documents, Holder may enforce this Guaranty immediately against Guarantors and may exercise remedies under any security instruments given to secure the obligations under this Guaranty, without the necessity of any suit or action against Borrower or any other party and without resorting to and without regard to any collateral or any other guarantee or any other source of payment. In the event of default under any of the Loan Documents, Guarantors further agree to pay all costs, without limitation, reasonable attorneys' fees, incurred or expended by Holder in the collection or attempted collection under this Guaranty and in realization of any lien or security interest securing amounts due hereunder, including, without limitation, those

incurred as a result of Holder's participation in any proceeding involving any Guarantor under the <u>Federal Bankruptcy Code</u>.

4. Delay or Omission No Waiver; Continuing Guaranty. No delay or omission in exercising any right hereunder shall operate as a waiver of such right or any other right; and a waiver on one occasion shall not be a bar to or waiver of any right on any other occasion. This Guaranty is a continuing guaranty which shall take effect on its delivery to Holder and shall remain in full force and effect and be binding upon Guarantors until the complete satisfaction of all of the obligations set forth in the Loan Documents.

5. Waiver. Guarantors hereby waive demand, presentment, protest, and notice of acceptance of this Guaranty by Holder, and of any loans made, extensions granted or other action taken in reliance hereon and all other demands and notices of any description in connection with this Guaranty, or under the Loan Documents.

6. Representations and Warranties. Guarantors represent and warrant that: (a) Guarantors are deriving direct financial benefit from the Indebtedness; (b) Guarantors are not now insolvent and will not be rendered insolvent by the execution hereof or the performance hereunder; (c) there are no actions, suits or proceedings pending, and Guarantors have not received notice of any actions, suits, proceedings, against or affecting any Guarantor, or the properties of any Guarantor before any court or governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which, if determined adversely to any Guarantor, would have a material adverse effect on the financial condition, properties or operations of any Guarantor; (d) the most recent financial statements of Guarantors, copies of which statements have been furnished to Holder, fairly present the financial condition of Guarantors as of such dates in accordance with generally accepted accounting principles applied on a consistent basis, and since the date of each of such financial statements, there has been no material adverse change in such condition or operations; (e) Guarantors are not a party to any indenture, loan or credit agreement or any lease or other agreement or instrument or subject to any charter or other restriction which would have a material adverse effect on the ability of any Guarantor to carry out its obligations hereunder; (f) no information, exhibit or report furnished by Guarantors to Holder in connection with the negotiation of this Guaranty contained as of the date thereof, or, if there be no such date, the date of furnishing thereof, any untrue statements of a material fact and do not omit to state any material fact necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading; (g) this Guaranty constitutes the valid and legally binding obligation of Guarantors, enforceable in accordance with its terms, except as the enforcement may be limited by bankruptcy, insolvency or similar laws affecting the enforcement of creditor's rights generally; and (h) all authorizations, consents and approvals of governmental bodies or agencies required in connection with the execution and delivery of this Guaranty, or in connection with the performance of Guarantors' obligations hereunder, if any, have been obtained as required hereunder or by law

7. Dealing with Borrower and Others. Without incurring responsibility to Guarantors and without impairing or releasing the liabilities and obligations of Guarantors hereunder, Holder may, at any time and from time to time, without the consent of or notice to Guarantors, upon any terms or conditions and in whole or in part shall have the right to: (a) sell, exchange, release, surrender, realize upon or otherwise deal with in any manner and in any order, any property by whomsoever at any time pledged, assigned, mortgaged or in which a security interest is given to secure, or howsoever securing, the liabilities and obligations of Borrower; (b) exercise or refrain from exercising any rights against Borrower or other persons or entities (including Guarantors) or against any security given by Borrower or other persons or entities (including Guarantors), or otherwise act or refrain from acting; (c) Settle or compromise any liabilities and obligations of Borrower to Holder, dispose of any security therefor, with or without consideration, or any liability incurred directly or indirectly in respect thereof or hereof, and may subordinate the payment of all or any part thereof to the payment of any liabilities and obligations of Borrower (whether due or not) to creditors of Borrower other than Holder and Guarantors; and (d) apply any sums by whomsoever paid and howsoever realized for the benefit of Borrower to any liabilities and obligations of Borrower, subject to the provisions of the Loan Documents.

8. Subrogation. So long as: (i) the Indebtedness remains unpaid; (ii) any liabilities and obligations of Borrower exist under the Loan Documents; or (iii) any liabilities and obligations of Guarantors exist under this Guaranty; Guarantors waive any and all rights of indemnification, reimbursement, subrogation or contribution which Guarantors may otherwise have now or hereafter as a matter of law against Borrower.

9. Obligations Absolute; No Impairment; Rights Cumulative. The liabilities and obligations of Guarantors hereunder shall be absolute and unconditional irrespective of: (i) any lack of validity or enforceability of the Indebtedness or any other Loan Document; (ii) the insolvency of, or the voluntary or involuntary bankruptcy, assignment for the benefit of creditors, reorganization, or other similar proceedings affecting Borrower, Guarantors, any other guarantor of the Indebtedness, or any assets owned by the aforementioned persons or entities; or (iii) any other circumstance or claim which otherwise might constitute a defense available to, or a discharge of, Borrower with respect to its liabilities and obligations under the Loan Documents, or of Guarantors with respect to this Guaranty. No invalidity, irregularity or unenforceability of all or any part of any liabilities and obligations of Borrower or the impairment or loss of any security therefor, whether caused by any actions or inactions of Holder, or otherwise, shall affect, impair or be a defense to this Guaranty. All rights, powers and remedies afforded to Holder by reason of this Guaranty are separate and cumulative remedies, and no one of such remedies whether or not exercised by Holder shall be deemed to exclude any of the other remedies available to Holder nor prejudice the availability of any other legal or equitable remedy which Holder may have with respect to the Indebtedness.

10. COMMERCIAL TRANSACTION. GUARANTORS ACKNOWLEDGE THAT THIS GUARANTY AND EACH TRANSACTION RELATED TO IT IS A "COMMERCIAL TRANSACTION" WITHIN THE MEANING OF CHAPTER 903A OF THE CONNECTICUT GENERAL STATUTES, AS AMENDED. GUARANTORS WAIVE ANY RIGHT WHICH THEY MIGHT HAVE TO A NOTICE AND A HEARING OR A PRIOR COURT ORDER, UNDER SAID CHAPTER 903A OR AS OTHERWISE PROVIDED UNDER ANY APPLICABLE FEDERAL OR STATE LAW, IN THE EVENT HOLDER SEEKS ANY PREJUDGMENT REMEDY IN CONNECTION WITH THIS GUARANTY.

11. Joint and Several Liability; Successors and Assigns; Counterparts. The liability of Guarantors under this Guaranty shall be joint and several with that of each and every other guarantor under any other Commercial Guaranty executed in connection with the Loan. This Guaranty shall inure to the benefit of Holder, and its successors and assigns, and it shall be binding upon Guarantors and the executors, administrators, heirs, successors, and assigns, of Guarantors. This Guaranty may be executed in any number of counterparts, each of which shall be deemed an original, and all of which shall be taken to be one and the same instrument, for the same effect as if all parties hereto had signed the same signature page. Any signature page of this Guaranty may be detached from any counterpart of this Guaranty without impairing the legal effect of any signatures thereon and may be attached to another counterpart of this Guaranty identical in form hereto but having attached to it one or more additional signature pages.

12. Governing Law. This Guaranty is, and shall be deemed to be, a contract entered into under and pursuant to the laws of the State of Connecticut and shall be in all respects governed, construed, applied and enforced in accordance with the laws of said state without regard to conflicts of laws considerations; and this Guaranty shall be construed without regard to any presumption or rule requiring construction against the party causing such instrument or any portion thereof to be drafted; and no defense given or allowed by the laws of any other state or country shall be interposed in any action or proceeding hereon unless such defense is also given or allowed by the laws of the State of Connecticut. The undersigned agrees to submit to personal jurisdiction in the State of Connecticut in any action or proceeding arising out of this Guaranty and, in furtherance of such agreement, the undersigned hereby agrees and consents that without limiting other methods of obtaining jurisdiction, personal jurisdiction over the undersigned in any such action or proceeding may be obtained within or without the jurisdiction of any court located in Connecticut and that any process or notice of motion or other application to any such court in connection with any such action or proceeding may be served upon the undersigned by registered mail to or by personal service at the last known address of the undersigned, whether such address be within or without the jurisdiction of any such court.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the undersigned have executed this Commercial Guaranty on _, 2022.

Alexandra Nichols

_____
Alexandra Nichols

STATE OF _ _ _ _ _ _ _ _ _ _ _ _ _ _ _   )
)ss. _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _
COUNTY OF _ _ _ _ _ _ _ _ _ _ _ _ _ _   )

On the _ _ _ _ day of _, in the year 2022, before me, the undersigned, a Notary Public in and for said State, personally appeared Alexandra Nichols, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he/she executed the same in his/her capacity, and that by his/her signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

_____
Notary Public

IN WITNESS WHEREOF, the undersigned have executed this Commercial Guaranty on _, 2022.

Amr Shafik

_____
Amr Shafik

STATE OF _ _ _ _ _ _ _ _ _ _ _ _ _ _)
)ss. _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _
COUNTY OF _ _ _ _ _ _ _ _ _ _ _ _ _ _)

On the _ _ _ _ day of _, in the year 2022, before me, the undersigned, a Notary Public in and for said State, personally appeared Amr Shafik, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he/she executed the same in his/her capacity, and that by his/her signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

_____
Notary Public

COMMERCIAL LOAN AGREEMENT

100055

INTERNAL FILENAME: 100055.LNAGR.pdf

COMMERCIAL LOAN AGREEMENT

THIS COMMERCIAL LOAN AGREEMENT (this "Loan Agreement"), is made as of the Closing Date by and between **Getaway Collection LLC Series Western, a Delaware Limited Liability Company** (the "Borrower"), a Delaware limited liability company with a principal place of business of 2900 NE 7th Ave, Miami, FL 33137; and **Commercial Lender LLC** (the "Lender"), a Delaware limited liability company with a mailing address of PO Box 3801, Vernon, CT 06066.

RECITALS

Lender has agreed to make, and Borrower has agreed to accept, a loan (the "Loan") in the original principal amount of Five Hundred Thousand Five Hundred Dollars and No Cents ($500,500.00). Lender is willing to make the Loan to Borrower upon the terms and subject to the conditions set forth in this Loan Agreement.

The Loan is evidenced by that certain Commercial Promissory Note (as same may be amended, restated, or modified from time to time, the "Note"), in the principal amount of **Five Hundred Thousand Five Hundred Dollars and No Cents ($500,500.00)**, executed by Borrower, payable to Lender and its assigns (Lender and any subsequent holder of the Note are hereinafter referred to collectively as "Holder"). The Loan will bear interest and will be paid in accordance with the payment terms set forth in the Note.

The obligations under the Loan are guaranteed by Alexandra Nichols; and Amr Shafik (the aforementioned guarantors are hereinafter referred to individually as a "Guarantor" and collectively, as the "Guarantors").

AGREEMENT

NOW, THEREFORE, in consideration of these promises, the mutual covenants contained in this Loan Agreement and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1. Closing Date. As used herein, the term "Closing Date" shall mean _____ _____, 2022.

2. Loan Proceeds. Subject to the final closing statement (the "Closing Statement") prepared by Elite Commercial Closings LLC, approved by Holder, and executed by Borrower, the Loan proceeds shall be disbursed as follows:

> A sum (the "Short Interest") equal to $94.8865 (the "Per Diem Interest") for each and every day in the period beginning on the Closing Date to the last day of the month in which the Closing Date occurs (such period of time being referred to as the "Short Interest Period"), shall be disbursed by Holder, on behalf of Borrower and simultaneously paid to Holder and applied to cover interest that will accrue during the Short Interest Period.

3. Prepaid Monthly Payments. So long as no Event of Default (as hereinafter defined), and no event which, with the passage of time and/or the giving of notice would constitute an Event of Default (as hereinafter defined) under this Loan Agreement or under any other Loan Documents (as hereinafter defined), shall have occurred, Holder shall credit Borrower from the prepaid monthly payments (the "Prepaid Monthly Payments"), if any, set forth on the Closing Statement to the extent of amounts not so credited for payments due. The Prepaid Monthly Payments will be credited against each payment as such payment becomes due. Any amounts not so credited from the Prepaid Monthly Payments by the time Borrower pays the Loan in full, the remaining Prepaid Monthly Payments shall be credited towards the payment of the Loan, and the excess, if any, shall be disbursed to Borrower.

4. Prepayment of the Indebtedness. If Borrower makes any prepayment of principal owing under the Note, in whole or in part, on or before the five-year anniversary of the Closing Date, Borrower shall pay Holder a prepayment premium ("Prepayment Premium") as follows: For any principal prepayment made on or prior to the one-year anniversary of the Closing Date, the Prepayment Premium shall equal FIVE PERCENT (5.00%) of the amount prepaid. For any principal prepayment made after the one-year anniversary of the Closing Date, but on or before the two-year anniversary of the Closing Date, the Prepayment Premium shall equal FOUR PERCENT (4.00%) of the amount prepaid. For any principal prepayment made after the two-year anniversary of the Closing Date, but on or before the three-year anniversary of the Closing Date, the Prepayment Premium shall equal THREE PERCENT

(3.00%) of the amount prepaid. For any principal prepayment made after the three-year anniversary of the Closing Date, but on or before the four-year anniversary of the Closing Date, the Prepayment Premium shall equal TWO PERCENT (2.00%) of the amount prepaid. For any principal prepayment made after the four-year anniversary of the Closing Date, but on or before the five-year anniversary of the Closing Date, the Prepayment Premium shall equal ONE PERCENT (1.00%) of the amount prepaid. For purposes of this Section 4, the term "Prepayment" includes any payment or other reduction of the balance due under this Note, regardless of whether such payment or other reduction is: (a) is voluntary or involuntary; (b) is occasioned by Holder's acceleration of the Maturity Date or demand hereunder; (c) is made by Borrower or by a third party; (d) the product of Holder's receipt or collection of proceeds of the real property securing the Note, or any other collateral securing the Note, including insurance proceeds and condemnation awards; (e) the product of Holder's exercise of its right of set-off; or (f) made during a bankruptcy, reorganization or other proceeding, or is made pursuant to any plan of reorganization or liquidation.

5. Maturity Date. All principal, interest, and other sums due under the Note shall be due and payable in full on September 1, 2052 (the "Maturity Date").

6. Payoff Requests. In order to make a payment of all or a portion of the principal amount due under the Note, Borrower, or an agent authorized by Borrower, must provide Holder with notice (the "Payoff Notice") requesting a payoff statement (the "Payoff Statement") for a specified date (the "Payoff Date"), no fewer than four (4) business days and no greater than thirty (30) business days, on which such principal payment will be made. The Payoff Notice must contain: (a) A statement specifying whether it is Borrower's intention to satisfy the Loan in full or prepay a portion of the principal; (b) The applicable recording information for any instrument for which a satisfaction or partial release will be filed in connection with the payment; (c) A direction as to whether the statement is to be sent to Borrower, Borrower's authorized agent, or another specified party; and (d) Sufficient information to enable the Holder to reasonably identify the Loan. Holder shall be under no obligation to provide a Payoff Statement in response to a notice or request that does not meet the requirements set forth in this Section 6. Holder shall be under no obligation to accept any payment from, or on behalf of, Borrower, other than a payment that satisfies such amounts that are then due and payable under the terms of the Loan Documents (as hereinafter defined) or satisfies the full amount specified in the Payoff Statement.

7. Construction Holdback. Intentionally left blank.

8. Post-Closing Holdbacks. Intentionally left blank.

9. Security. The obligations under the Loan are secured by, among other things, the following mortgages or deeds of trust (as the same may be amended, restated, or modified from time to time, the "Security Instrument"): a certain Deed of Trust, Assignment of Rents, Security Agreement and Fixture Filing granted by Getaway Collection LLC Series Western, a Delaware Limited Liability Company, in favor of Commercial Lender LLC, encumbering the real property and improvements at 7440 E Hubbell St, Scottsdale, AZ 85257 (the foregoing real property and improvements are hereinafter referred to as the "Premises").

10. Guaranty. The obligations under the Loan are jointly and severally guaranteed by Guarantors in that certain Commercial Guaranty, executed by Guarantors and delivered to Holder on the Closing Date. The Note, this Loan Agreement, the Security Instrument, the Guaranty, and any other documents evidencing, securing, or now or hereafter executed in connection with the making of the Loan may sometimes hereinafter be individually referred to as a "Loan Document" and collectively referred to as the "Loan Documents". All of the indebtedness, obligations, and liabilities of Borrower arising under the Loan and the Loan Documents, and any and all renewals, modifications, rearrangements, amendments, or extensions thereof, are sometimes hereinafter referred to as the "Indebtedness".

11. Release or Reconveyance of the Premises. Upon payment and discharge of the Indebtedness (as hereinafter defined), and the performance of Borrower's obligations under the Loan Documents (as hereinafter defined), Holder will release the lien of the Security Instrument.

12. Collateral Assignment of Contracts, Plans, Permits & Approvals. To further secure the Indebtedness, Borrower hereby assigns, transfers, and sets over unto Holder, all of its right, title, privileges, and interest in and to the Additional Collateral (as hereinafter defined) and all rights and benefits therefrom as security for the full, timely, and faithful repayment of the principal, interest, and any and all other sums due under the Note, this Loan

Agreement, the Security Instrument, and any other document delivered in connection with or as security for the Loan and performance by Borrower of all of their obligations under the Loan, to the fullest extent permitted by law and by the terms of the Additional Collateral. (A) The following shall constitute the "Additional Collateral" hereby assigned, transferred, and set over to Holder: (i) All licenses, permits, approvals, certificates and agreements with or from all boards, agencies, departments, governmental or quasi-governmental, relating directly or indirectly to the ownership, use, operation and maintenance of the Premises and the construction, use, development, renovation and installation of improvements to the Premises, whether heretofore or hereafter issued or executed (collectively the "Licenses"; said boards, agencies, departments, governmental or otherwise being hereinafter referred to collectively as "Governmental Authorities"); (ii) All contracts, subcontracts, agreements, service agreements, rights, warranties and purchase orders which have heretofore been or will hereinafter be executed by or on behalf of Borrower, or which have been or will hereafter be assigned to Borrower, as well as all promotional, sales and/or marketing materials, products or documents in connection with or relating to the current or future development, construction, renovation or improvement of the Premises or to the use, access, operation, sale and maintenance of the Premises (All of the contracts, agreements and other items referred to in subparagraphs (i), (iii), (iv), (v), (vi), and (vii) of this Section 12(A) are hereinafter referred to as the "Contracts" and the parties with whom or to whom such Contracts have been or are given are hereinafter referred to collectively as the "Contractors"); (iii) All other contracts now or hereafter entered into, including, but without limitation, those certain architects' agreements, engineers' agreements, development agreements and management agreements, if any; (iv) All and any agreements of purchase and sale between Borrower and a bona fide third party, now existing or hereafter made, for all or any portion or portions of the Premises, as said agreements of purchase and sale may have been, or may from time to time be hereafter, modified or extended; (v) All rights necessary to provide the Premises with utility services including, but not limited to sewer, water, electricity and gas services as approved by those governmental authorities having jurisdiction thereof; (vi) All other agreements now or in the future with respect to the management, maintenance and operation of the Premises and the business conducted thereon; (vii) All plans, specifications, surveys, drawings, and reports between Borrower and any other party, existing as of the date hereof or entered into or created in the future with respect to the Premises. (B) Borrower will (i) fulfill or perform each and every condition and covenant of any Additional Collateral to be fulfilled or performed by Borrower; (ii) give prompt notice to Holder of any notice of default under any Contracts, Licenses, or other Additional Collateral received by Borrower together with a complete copy of any such notice; and, (iii) enforce, short of termination of any Contracts, the performance or observance of each and every covenant and condition of the Contracts by the contracting party to be performed or observed. Borrower shall not alter, modify, or change any Contracts, or terminate the term thereof, or accept a surrender thereof, or cancel any Contracts or waive or release any party from the performance or observance of any obligations or conditions thereof, without the prior written consent of Holder. (C) Holder shall not be obligated to perform or discharge any obligation under any Contracts or under or by reason of, the assignment of the Contracts, and Borrower hereby agrees to indemnify Holder against, and hold it harmless from, any and all liability, loss, or damage which it may incur under any Contracts or under, or by reason of, the assignment of the Contracts and of and from any and all claims and demands whatsoever which may be asserted against it by reason of any alleged obligation or undertaking on its part to perform or discharge under any of the terms of the Contracts. Should Holder incur any such liability, loss, or damage under any Contract or under, or by reason of, this assignment of the Additional Collateral, or in defense against any such claims or demands, the amount thereof, including costs, expenses and reasonable attorneys' fees, together with interest thereon at the default rate set forth in the Note, shall be secured hereby and by the Security Instrument, and Borrower shall reimburse Holder therefor immediately upon demand. (D) So long as there is no Event of Default, Borrower shall have the right to exercise or enforce, or seek to exercise or enforce, all rights, powers, privileges, authorizations and benefits under or pursuant to the Additional Collateral. Upon the payment in full of the Indebtedness, as evidenced by the recording or filing of a full release of the lien of the Security Instrument by Holder, this assignment shall become null and be void and of no effect.

13. Uniform Commercial Code Security Agreement. This Loan Agreement is also a security agreement under the Uniform Commercial Code (the "UCC") for any portion of the Premises which, under applicable law, may be subjected to a security interest under the UCC, for the purpose of securing Borrower's obligations under the Note, this Loan Agreement, the Security Instrument, and other Loan Documents, whether such Premises are owned now or acquired in the future, and all products and cash and non-cash proceeds thereof (collectively, the "UCC Collateral"), and by this Loan Agreement, Borrower grants to Holder a security interest in the UCC Collateral.

14. Conditions Precedent To Holder's Obligations. Holder shall not be obligated to make the Loan hereunder unless Holder shall have received the following conditions precedent (individually, a "Condition Precedent", collectively, the "Conditions Precedent"), all in form and substance satisfactory to Holder in all respects. The Conditions Precedent exist solely for Holder's benefit, and Holder, in its sole discretion, shall determine whether the Conditions Precedent have been satisfied. Any advance of funds by Holder shall neither (i) constitute a waiver of any Conditions Precedent to further advances; (ii) preclude Holder from declaring as an Event of Default any failure by Borrower to satisfy a Condition Precedent; nor (iii) constitute a waiver of Holder's right to require Borrower to comply with its duties, as stated in any Loan Documents.

A   Organization and Authorization Documents. Holder shall have received copies of: (i) Borrower's articles of organization or incorporation, and any amendments thereto; (ii) Borrower's operating agreement or bylaws, and any amendments thereto; and (iii) certified copies of all action taken by Borrower and its members or shareholders to authorize the execution, delivery, and performance of this Loan Agreement and the other Loan Documents, and the borrowing by Borrower hereunder, and such other papers as Holder shall reasonably require.

B   Loan Documents. Holder shall have received each of the Loan Documents, duly executed by the parties thereto. The Security Instrument shall be in form acceptable for recording in the land records where the Land (as defined in the Security Instrument) is located.

C   Financial and Other Credit Information. Borrower and Guarantors shall have provided to Holder such financial and other credit information and documentation as Holder shall require, and Holder shall be satisfied with the creditworthiness of Borrower and Guarantors.

D   Holder's Fees and Expenses. Borrower shall have paid all of Holder's costs and expenses (including appraisal and reasonable attorneys' fees) incurred in connection with the negotiation, preparation, execution of the Loan Documents, and in the satisfaction of the Conditions Precedent.

E   Short Interest. Borrower shall have paid the Short Interest.

F   Validity of Liens. The Security Instrument shall be effective to create in favor of Holder a legal, valid, enforceable, and perfected first priority security interest in the Premises as set forth in the Security Instrument, in such manner as is satisfactory to Holder in its sole discretion.

G   Title Policy. A paid title insurance policy (the "Title Policy"), without survey exception, in the full amount of the Loan issued by the Title Company and insuring the lien of the Security Instrument as a valid first lien on the Premises, with such endorsements as Holder shall require, and subject to the permitted exceptions identified in the Security Instrument.

H   Insurance. Certificates of insurers, or other evidence satisfactory to Holder, indicating that Borrower have obtained the policies of insurance required under the terms of Section 16(D).

I   Deposit of Escrow Items. Deposit with Holder of the sums required by Section 16(F).

J   Appraisal. Holder shall have received a current appraisal, in form and substance satisfactory to Holder.

K   Permits and Approvals. Holder shall have received copies of all permits or approvals required by any Governmental Authorities to such date with respect to Borrower or the Premises, to the extent the same are necessary and appropriate to operate and develop the Premises.

L   Additional Requirements. Holder shall have received such other agreements, certificates, or other documents as Holder or Title Company may reasonably request.

15. Representations, Warranties, and General Covenants. On the date hereof, in order to induce Holder to enter into this Loan Agreement, Borrower represents, warrants, and covenants the following:

A   Nature of Entity. Getaway Collection LLC Series Western, a Delaware Limited Liability Company is a limited liability company, validly existing and in good standing under the laws of the state of Delaware and is, and will continue to be, duly qualified and licensed to do business in any other state in which it is required to be so qualified, organized, and/or licensed.

B   Power and Authority. Borrower has the power to execute, deliver, and carry out this Loan Agreement and to incur the Indebtedness, and Borrower has taken all necessary action to authorize the execution, delivery, and performance by Borrower of this Loan Agreement and the incurring of the Indebtedness.

C   No Change in Facts or Circumstances. (i) All information in the application for the Loan submitted to Holder, including all financial statements for the Premises, Borrower and Guarantors, and all rent schedules, reports, certificates, and any other documents submitted in connection with the application (collectively, the "Loan Application") is complete and accurate in all material respects as of the date such information was submitted to Holder; and (ii) There has been no change in any fact or circumstance since the Loan Application was submitted to Holder that would make any information submitted as part of the Loan Application materially incomplete or inaccurate.

D   No Legal Bar. The execution and delivery of this Loan Agreement and compliance by Borrower with any of the terms and provisions hereof or of any of the other agreements or instruments referred to herein will not, on the date hereof, violate any provision of any existing law or regulation or any writ or decree of any court or governmental instrumentality, or any agreement or instrument to which Borrower is a party or which is binding upon it or its assets, and will not result in the creation or imposition of any lien, security interest, charge, or encumbrance of any nature whatsoever upon or in any of its assets, except as contemplated by this Loan Agreement; and no consent of any other party, license approval or authorization of or registration or declaration with any governmental bureau or agency, is required in connection with the execution, delivery, performance, validity, and enforceability of this Loan Agreement.

E   No Fraudulent Transfer or Preference. No Borrower or Guarantors (i) have made, or are making, in connection with, and as security for, the Loan, a transfer of an interest in the property of Borrower or Guarantors to or for the benefit of Holder or otherwise as security for any of the obligations under the Loan Documents which does or could constitute a voidable preference under Federal bankruptcy, state insolvency or similar applicable creditors' rights laws; or (ii) have made, or is making, in connection with the Loan, a transfer (including any transfer to or for the benefit of an insider under an employment contract) of an interest of Borrower or Guarantors in property which does or could constitute a voidable preference under Federal bankruptcy, state insolvency or similar applicable creditors' rights laws; or (c) have incurred, or is incurring in connection with the Loan; any obligation (including any obligation to or for the benefit of an insider under an employment contract) which is or could constitute a fraudulent transfer under Federal bankruptcy, state insolvency, or similar applicable creditors' rights laws.

F   No Insolvency or Judgment. (i) Borrower is not (a) the subject of, or a party to (other than as a creditor), any completed or pending bankruptcy, reorganization, or insolvency proceeding; or (b) the subject of any judgment unsatisfied of record or docketed in any court located in the United States. Guarantors are not (a) the subject of or a party to (other than as a creditor) any completed or pending bankruptcy, reorganization or insolvency proceeding, or (b) the subject of any judgment unsatisfied of record or docketed in any court located in the United States. (ii) Borrower is not presently insolvent, and the Loan will not render Borrower insolvent. Guarantors are not presently insolvent, and the Loan will not render Guarantors insolvent. As used in this Section, the term "insolvent" means that the total of all of a person's liabilities (whether secured or unsecured, contingent or fixed, or liquidated or unliquidated) is in excess of the value of all of the assets of the person that are available to satisfy claims of creditors. (iii) There are no judicial, administrative, mediation or arbitration actions, suits or proceedings pending or, to the best of Borrower's or Guarantors' knowledge, threatened, in writing, against or affecting Borrower; or Guarantors; or the Premises; which, if adversely determined, would have a significant detrimental effect on: (a) the business, prospects, profits, operations, or condition (financial or otherwise) of Borrower; or Guarantors; or the Premises; (b) the enforceability, validity, perfection, or priority of the lien of any Loan Document; or (c) the ability of Borrower to perform any obligations under any Loan Document.

G   Compliance with Applicable Laws and Regulations. Except as already disclosed to Holder by Borrower in writing, to the best of Borrower's knowledge after due inquiry and investigation, each of the following is true: (i) All buildings, structures and improvements now constructed or at any time in the future constructed or placed upon the Land or the Improvements (as those terms are defined in the Security Instrument) and the use of the Premises comply with all applicable statutes, rules and regulations, including all applicable statutes, rules and regulations pertaining to requirements for equal opportunity, anti-discrimination, fair housing, environmental protection, zoning and land use ("legal, non-conforming" status with respect to uses or structures will be considered to comply with zoning and land use requirements for the purposes of this representation); and (ii) The Improvements comply with applicable health, fire, and building codes.

H   Commencement of Work; No Labor or Materialmen's Claims. Except as already disclosed to Holder by Borrower in writing, prior to the recordation of the Security Instrument, no work of any kind has been or will be commenced or performed upon the Premises, and no materials or equipment have been or will be delivered to or upon the Premises, for which the contractor, subcontractor, or vendor continues to have any rights including the existence of or right to assert or file a mechanic's or materialmen's lien. If any such work of any kind has been commenced or performed upon the Premises, or if any such materials or equipment have been ordered or delivered to or upon the Premises, then prior to the execution of the Security Instrument, Borrower has satisfied each of the following conditions: (i) Borrower has fully disclosed in writing to the Title Insurance Company issuing the Title Policy insuring the lien of the Security Instrument that work has been commenced or performed on the Premises, or materials or equipment have been ordered or delivered to or upon the Premises; (ii) Borrower has obtained and delivered to Holder and the Title Insurance Company issuing the Title Policy, is the first case with complete opinions, lien waivers from all contractors, subcontractors, suppliers or any other applicable party, pertaining to all work commenced or performed on the Premises, or materials or equipment ordered or delivered to or upon the Premises; and (iii) Borrower represents and warrants that all parties furnishing labor and materials for which a lien or claim of lien may be filed against the Premises have been paid in full and, except for such liens or claims insured against by the policy of title insurance to be issued in connection with the Loan, there are no mechanics', laborers' or materialmen's liens or claims outstanding for work, labor or materials affecting the Premises, whether prior to, equal with or subordinate to the lien of the Security Instrument.

I   Access; Utilities; Tax Parcels. The Premises: (i) has ingress and egress via a publicly dedicated right of way or via an irrevocable easement permitting ingress and egress, (ii) is served by public utilities and services generally available in the surrounding community or otherwise appropriate for the use in which the Premises are currently being utilized, and (iii) constitutes one or more separate tax parcels.

J   Licenses and Permits. Borrower, any commercial tenant of the Premises, and any operator of the Premises are in possession of all material licenses, permits and authorizations required for use of the Premises, which are valid and in full force and effect as of the date of this Loan Agreement.

K   No Other Interests. To the best of Borrower's knowledge, after due inquiry and investigation, no other party has (i) any possessory interest in the Premises or right to occupy the Premises except under and pursuant to the provisions of existing leases by and between tenants and Borrower (a form of residential lease having been previously provided to Holder together with the material terms of any and all non-residential leases at the Premises), or (ii) an option to purchase the Premises or an interest in the Premises, except as has been disclosed to and approved in writing by Holder.

L   Illegal Activity. No portion of the Premises has been or will be purchased with the proceeds of any illegal activity.

M   Taxes Paid. Borrower has filed all required federal, state, county and municipal tax returns, and Borrower has paid all taxes which have become due pursuant to such returns or to any notice of assessment received by Borrower, and Borrower has no knowledge of any basis for additional assessment with respect to such taxes. To the best of Borrower's knowledge, after due inquiry and investigation, there are not presently pending any special assessments against the Premises or any part of the Premises.

N   Title Exceptions. To the best of Borrower's knowledge after due inquiry and investigation, none of the items shown in the schedule of exceptions to coverage in the Title Policy issued to and accepted by Holder contemporaneously with the execution of this Loan Agreement and insuring Holder's interest in the Premises will have a significant detrimental effect on: (i) the ability of Borrower to pay the Loan in full, (ii) the ability of Borrower to use all or any part of the Premises in the manner in which the Premises are being used on the Closing Date, (iii) the operation of the Premises, or (iv) the value of the Premises.

O   Survival. The representations and warranties set forth in this Loan Agreement will survive until the Indebtedness is paid in full.

P   Cross-Default. Notwithstanding anything to the contrary contained in this Loan Agreement, any of the Loan Documents, or any of the documents executed in connection with the breach or default by Borrower or Guarantors of any covenant or other term or condition contained in any other loans, obligations, liabilities, or indebtedness (whether now existing or hereafter arising) by and among Borrower or Guarantors and Holder shall be considered a default under this Loan Agreement, entitling (but in no event requiring) Holder to apply any and all of the rights and remedies Holder has under the terms of this Loan Agreement.

16. Covenants. Borrower covenants and agrees that, so long as any of the Indebtedness to Holder remains outstanding, Borrower will perform and observe each and all of the covenants and agreements herein set forth.

A   Payments Under this Loan Agreement. Borrower will make timely payment of all monies and will faithfully and fully keep and perform all of the terms, conditions, covenants, and agreements contained on Borrower's part to be paid, kept, or performed hereunder, and will be bound in all respects as debtor under this Loan Agreement, the Note, and any other instruments or documents executed and/or delivered in connection herewith or therewith.

B   Payment of Liabilities. Borrower will pay and discharge at or before their maturity all taxes, assessments, rents, claims, debts, and charges, except where the same may be contested in good faith and/or non-payment is advised by Borrower's counsel, and maintain, in accordance with generally accepted accounting principles and practice, appropriate reserves for the accrual of any of the same.

C   Compliance with Laws, Care of Property. Borrower will do, or cause to be done, all things necessary to comply with all laws, and to at all times maintain, preserve, and protect its property used or useful in the conduct of its business and keep the same in good condition and repair (normal wear and tear and obsolescence excepted), and from time to time make, or cause to be made, all needful and proper repairs, renewals, replacements, betterments, and improvements thereto.

D   Insurance. Borrower shall keep all buildings erected on, or to be erected on, the Land (as defined in the Security Instrument) insured against loss by fire and such other hazards as Holder may require and Borrower shall obtain and maintain insurance with respect to other insurable risks and coverage relating to the Premises, including but not limited to, comprehensive general public liability insurance and loss of income (rent insurance or business interruption), all such insurance ("Insurance") in such sums and upon such terms as Holder may reasonably require, with loss proceeds by the terms of such policies made payable to Holder as its interest may appear. All such policies shall provide for a minimum of thirty (30) days prior written cancellation notice to Holder. Holder, upon its request to Borrower, shall have the custody of all such policies and all other policies which may be procured insuring the Premises, the same to be delivered, premiums paid at least five (5) days before the expiration of the old policies; and Borrower agrees that upon failure to maintain the insurance as above stipulated or to deliver said renewal policies as aforesaid, or to pay the premiums therefor, Holder may, without obligation to do so, procure such insurance and pay the premiums therefor and all sums so expended shall immediately be paid by Borrower and unless so paid, shall be deemed part of the Indebtedness and shall bear interest at the rate set forth in the Note, and thereupon the entire principal sum unpaid, including such sums as have been paid for premiums of insurance as aforesaid, and any and all other sums which shall be payable hereunder shall become due and payable forthwith at the option of Holder, anything herein contained to the contrary notwithstanding. In case of loss and payment by any insurance company, the amount of insurance money received shall be applied either to the Indebtedness, or in rebuilding and restoring the damaged property, as the Holder may elect. Borrower shall claim no cancellation or return any policy or premium except from and after full satisfaction of the Loan.

E   Fundamental Changes. So long as any Indebtedness of Borrower to Holder remains outstanding and unpaid, Borrower agrees that it will not merge or consolidate with or into any other entity; dissolve or liquidate; convey, sell, lease, or otherwise dispose of all or substantially all of its property, assets, or business; change the present form, ownership, or control of its business.

F   Escrow Items. On the Closing Date, Borrower shall deposit with Holder, a sum sufficient to provide for payment of the following items (collectively, the "Escrow Items") reasonably expected to become due within the next twelve (12) months: (i) premiums for any and all Insurance coverage required under Section 16(D) (collectively, the "Insurance Premiums"); and (ii) all taxes, assessments, water rates or sewer rents, now or hereafter levied or assessed or imposed against the Premises or any part thereof (collectively, the "Property Taxes"). Additionally, on each day monthly installments of principal, interest, or both, are due under the Note, Borrower shall pay to Holder (i) a sum of money equal to one-twelfth ($1/12^{th}$) of the Property Taxes that Holder reasonably estimates will be payable during the next ensuing twelve (12) months in order to accumulate with Holder sufficient funds to pay all such Property Taxes at least thirty (30) days prior to their respective due dates; and (ii) a sum of money equal to one-twelfth ($1/12^{th}$) of the Insurance Premiums that Holder reasonably estimates will be payable for the renewal of the Insurance coverage upon expiration thereof in order to accumulate with Holder sufficient funds to pay all such Insurance Premiums at least thirty (30) days prior to expiration. The sums required under this Section 16(F) may be mingled with the general funds of Holder, do not constitute an escrow or trust fund, and will not bear interest. Borrower grants to Holder a security interest in all funds deposited with Holder for the purpose of securing the Loan. On the Closing Date, or at any time during the term of the Loan, Holder may require that homeowners' association or condominium dues, fees, and assessments, if any, be escrowed by Borrower, and such dues, fees and assessments shall be an Escrow Item. Borrower shall promptly furnish to Holder all notices of amounts to be paid under this Section 16(F). Borrower shall pay Holder the funds for Escrow Items unless Holder waives Borrower's obligation to pay the funds for any or all Escrow Items. Holder may waive Borrower's obligation to pay to Holder funds for any or all Escrow Items at any time. Any such waiver must be in writing. In the event of such waiver, Borrower shall pay directly, when and where payable, the amounts due for any Escrow Items for which payment of funds has been waived by Holder and, if Holder requires, shall furnish to Holder receipts evidencing such payment within such time period as Holder may require. If Borrower is obligated to pay Escrow Items directly, pursuant to a waiver, and Borrower fails to pay the amount due for an Escrow Item, Holder may exercise its rights under Section 9 of the Security Instrument and pay such amount and Borrower shall then be obligated to repay to Holder any such amount. Holder may revoke the waiver as to any or all Escrow Items at any time by a notice given in accordance with Section 21 of this Loan Agreement and, upon such revocation, Borrower shall pay to Holder all funds, and in such amounts, that are then required under this Section 16(F). If, at any time, the amount on deposit with Holder is insufficient to pay the Insurance Premiums or Property Taxes, Borrower shall deposit any deficiency with Holder immediately upon ten (10) days of written demand. Upon payment in full of all sums due under the Loan, Holder shall refund to Borrower any funds held by Holder.

17. Default. Borrower hereby acknowledges and agrees that any of the following shall constitute an "Event of Default" hereunder: (a) failure of Borrower to make any payment of any installment of principal or interest when due under the Note; (b) failure of Borrower to pay any other sum when due hereunder or under the Note or any other Loan Document; (c) any representation or warranty of Borrower or any Guarantor made herein or in any other Loan Document or in any other writing given to Holder in connection with the Loan shall have been incorrect in any material respect as of the time when the same shall have been made or is not accurate when a further disbursement is to be made to Borrower; (d) the occurrence of an Event of Default under the Security Instrument or any other Loan Document; (e) the sale, conveyance, assignment, transfer or other disposition or divestiture of Borrower's title to any of the Premises, or the mortgage or other conveyance of a security interest in, or other encumbrance on any of the Premises or any interest therein, whether voluntary or involuntary, except as provided herein; (f) any merger, consolidation, liquidation, or dissolution, or the sale or transfer of all or substantially all of the assets, of Borrower; (g) the transfer (directly or indirectly) of any of the stock or other ownership of Borrower; (h) any default in the performance or observance of any term, covenant, or agreement to be performed by Borrower or any Guarantor in this Loan Agreement or in any Loan Document; (i) the use of

proceeds of the Loan for any purpose other than as provided herein; (j) any Loan Documents for any reason shall cease to be in full force and effect, the liens on any Premises purported to be created thereby shall cease to be or are not valid and perfected liens having priority over all other liens except any encumbrances specifically permitted under such Loan Documents, or any Guarantor shall assert that it has no liability under the Guaranty to which it is a party; (k) one or more judgments or decrees shall be entered against Borrower or any Guarantor (not paid or fully covered by insurance) and all such judgments or decrees shall not have been vacated or discharged, stayed, or bonded pending appeal within sixty (60) days from the entry thereof; (l) Borrower or any Guarantor becomes insolvent or deceased; (m) Borrower or any Guarantor generally does not pay its debts as they become due and Borrower fails to make any payment to Holder required by the Loan Documents; (n) Borrower or any Guarantor makes an assignment for the benefit of creditors; (o) Borrower or any Guarantor calls or causes to be called a meeting of creditors for the composition of debts; (p) if there shall be filed by or with the consent or authorization of Borrower or any Guarantor a petition in bankruptcy for liquidation or for reorganization, or a custodian, receiver, or agent is appointed or authorized to take charge of its properties, or Borrower or any Guarantor authorized such action; (q) if there shall be filed against Borrower or any Guarantor a petition in bankruptcy, for liquidation, or for reorganization, or a custodian, receiver, or agent is appointed or authorized to take charge of its properties and Borrower or any Guarantor, as the case may be, has not consented to or authorized such action and such action is not dismissed within sixty (60) days; (r) if any license, permit, registration, vendor account, or other approval required for the normal operation of Borrower's business or any of the Premises shall be suspended or shall cease to be in full force and effect. Should any Event of Default occur, HOLDER MAY DECLARE THE ENTIRE UNPAID BALANCE AND ANY OTHER SUMS OWED UNDER THE NOTE AND LOAN DOCUMENTS, IMMEDIATELY DUE AND PAYABLE WITHOUT PRESENTMENT, DEMAND, PROTEST, NOTICE OF PROTEST, OR ANY OTHER KIND OF NOTICE OF DISHONOR, all of which are hereby expressly waived by Borrower. All such rights of Holder are cumulative, not exclusive, and enforceable alternatively, successively, or concurrently. After the occurrence of an Event of Default, interest on the unpaid outstanding balance of the Loan will accrue at the Default Rate, as defined in the Note. If a judgment on the Note is obtained, then after the judgment, interest on the unpaid balance will continue to accrue at the Default Rate until the Note is paid in full.

18. Indemnification of and Reimbursement to Holder. Borrower shall indemnify and hold Holder harmless from and against any and all claims, demands, losses, judgment, liabilities, costs or expenses (including, without limitation, reasonable attorneys' fees and disbursements) arising out of or resulting from the Note, this Loan Agreement, Holder's security interest in the Premises, or enforcement or exercise of any right or remedy granted to Holder under this Loan Agreement. In no event shall Holder incur liability to Borrower for any matter or thing in connection with this Loan Agreement, other than to account for monies actually received by Holder. (A) Cure by Holder. Following an Event of Default, Holder may, but shall not be required to, do any act or thing which Borrower has covenanted hereunder to do or cause to be done, and Holder may remedy any breach, and add to the Indebtedness of Borrower the costs or expenses incurred by Holder in so doing, and any and all amounts expended by Holder in taking such action shall be repayable to it upon its demand to Borrower therefor. All such costs and expenses shall bear interest from the date incurred by Holder until the date Holder is repaid in full at the Default Rate set forth in the Note. (B) Reimbursement of Expenses. Borrower shall pay to Holder all costs and expenses paid or incurred by Holder (including, without limitation, reasonable attorneys' fees and disbursements) in connection with the preparation for or any actual or attempted disposition of any portion of the Premises. All such costs and expenses incurred by Holder shall be repayable to it upon its demand to Borrower and shall bear interest from the date the same were incurred to the date paid in full at the interest rate set forth in the Note.

19. Document Re-Execution. Borrower and Guarantors will re-execute any document or instrument signed in connection with the Loan, or will execute any document or instrument that should have been signed at or before the closing of the Loan, or which was incorrectly drafted and/or signed. In the event of any miscalculation, misapplication or error in payment or collections of monies at closing, Borrower and Guarantors agree to correct the same upon request. Borrower and Guarantors shall execute and deliver, or cause to be executed and delivered, to Holder, all other instruments, certificates, and agreements as Holder or Holder's Counsel may reasonably require, including but not limited to, an estoppel certificate stating that the Loan is in full force and effect and that there are no defenses or offsets thereto, or any document, certificate, instrument or agreement reasonably required by Holder or Holder's Counsel to effect, confirm, or assure the rights, remedies, and liens intended to be granted or conveyed to Holder under the Note, the Loan Agreement, the Security Instrument, or any other Loan Document. Each request by Holder pursuant to this Section 19 shall receive the full cooperation and compliance

of Borrower and Guarantors by execution and delivery, or as the case may be, by re-execution and delivery, at Holder's offices, or such other location as Holder may designate, within ten (10) business days or seven (7) calendar days of the date that Holder makes such a request. Failure to strictly comply with the requirements herein shall constitute an Event of Default.

20. Environmental Indemnity.

A   Defined Terms. For purposes of this Section 20, the following words and terms shall have the respective meanings and be construed as hereinafter provided: As used herein, "ADEQ" means the Arizona Department of Environmental Quality. "Enforcement Action" means any action, proceeding or investigation instituted or threatened by the United States Environmental Protection Agency (the "EPA"), the ADEQ, or any other federal, state or local governmental agency related to any alleged or actual violation of any Environmental Law (as hereinafter defined) with respect to the Premises and/or any business conducted thereon, and/or Borrower. "Enforcement Action" shall also include any similar action brought by any private party pursuant to any Environmental Law (as hereinafter defined). "Environmental Laws" means all laws relating to hazardous waste, chemical substances or mixtures or hazardous, toxic or dangerous substances or conditions or relating to the interaction of the use or ownership of property and the environment, whether such law is: (a) criminal or civil, (b) federal, state or local, (c) statutory, common law or administrative regulation, (d) currently in effect or enacted in the future. "Environmental Authority" means the EPA, the ADEQ, or any other federal, state or local Governmental Authority having jurisdiction in a matter. "Hazardous Material" means any pollutants, hazardous or toxic substances or contaminated materials, including but not limited to, oil and oil products, asbestos, asbestos containing materials, urea formaldehyde foam insulation, polychlorinated biphenyls, flammables, explosives, radioactive materials, laboratory wastes, biohazardous wastes, chemicals, compounds or any other materials and substances (including materials, substances or things which are composed of or which have as constituents any of the foregoing substances), which are or may be subject to regulation under, or the Release of which or exposure to which is prohibited or limited by, or regulated under, any Environmental Law. "Release" means any spilling, leaking, migrating, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing into the environment of any Hazardous Material. "Remediation" or "Remediate" means any response, remedial removal or corrective action undertaken pursuant to any Environmental Law with respect to any Hazardous Material, any actions to prevent a Release or threatened Release of any Hazardous Material; any action necessary or appropriate to comply with any Environmental Law; any action necessary or appropriate to obtain or comply with permits needed for operations in connection with the Premises; including but not limited to, any investigation, monitoring, assessment, testing, sampling, laboratory or other analysis or evaluation, relating to any such remedial, removal or corrective action or relating to any Release or threatened Release of any Hazardous Material.

B   Guaranty. Borrower hereby absolutely and unconditionally guarantees to Holder that it and all other users, as well as all operations at the Premises, will fully comply with all Environmental Laws and all of the terms, covenants and provisions of the Security Instrument and the other Loan Documents. In the event that Borrower or any other users or operations at the Premises do not fully comply with all Environmental Laws or the terms, covenants and provisions of the Security Instrument and the other Loan Documents, Holder may, but shall be under no obligation to, comply with same. If Borrower does not fully comply with all Environmental Laws and all of the terms, covenants and provisions of the Security Instrument or the other Loan Documents, Borrower shall reimburse Holder, upon demand, for all reasonable costs and expenses incurred by Holder (including, without limitation, counsel and consulting fees and expenses, investigation and laboratory fees and expenses, court costs and litigation expenses) to the extent not otherwise reimbursed to Holder by Borrower in connection with Holder performing the obligations of Borrower as set forth herein or in the Security Instrument or the other Loan Documents.

C   Indemnification. Borrower hereby absolutely and unconditionally agrees to defend, indemnify, and hold harmless Holder, its employees, agents, trustees, attorneys, officers, directors and shareholders from and against any and all claims, demands, penalties, causes of action, fines, liabilities, settlements, damages, costs or expenses of whatever kind or nature, known or unknown, foreseen or unforeseen, contingent or otherwise, incurred by Holder, its employees, agents, trustees, attorneys, officers or directors (including, without limitation, counsel and consultant fees and expenses, investigation and laboratory fees and expenses, court costs, and litigation expenses) arising out of, or in any way related to: (i) any breach of the provisions of this Loan Agreement; (ii) any breach of any of the provisions of the Security Instrument or any of the Loan Documents; (iii) any Hazardous Discharge or threat thereof of any Hazardous Material which is at, in, on, under, around, from or affecting the Premises, including, without limitation, any violation of any Environmental Laws or any damage or injury resulting from any Hazardous Material to or affecting the Premises or the soil, water, air, vegetation, buildings, personal property, persons or animals located on the Premises or on any other property or otherwise, whether occurring during or prior to the ownership of the Premises; (iv) any personal injury (including wrongful death) and property damages (real or personal) arising out of or related to any such Hazardous Material; (v) any lawsuit brought or threatened, settlement reached, or order or directive of or by any Environmental Authority relating to such Hazardous Material; (vi) any remedial action undertaken by Holder in connection with any of the foregoing.

D   Survival. The obligations and liabilities of Borrower under this <u>Section 20</u> shall survive and continue in full force and effect and shall not be terminated, discharged, or released, in whole or in part, irrespective of whether the Indebtedness has been paid in full and irrespective of any foreclosure of the Security Instrument, release of any collateral, sale of the Premises pursuant to the provisions of the Security Instrument, or acceptance by Holder, its wholly-owned subsidiary, assignee or nominee of a deed or assignment in lieu of foreclosure or sale, and irrespective of any other fact or circumstance of any nature whatsoever.

E   Dealing with Borrower and Others. Without incurring responsibility to Borrower and without impairing or releasing the liabilities and obligations of Borrower hereunder, Holder, may at any time and from time to time, without the consent of, or notice to Borrower, upon any terms or conditions and in whole or in part shall have the right to: (i) Amend, modify or change the manner, place or terms of payment of the Note or any other Loan Document and/or change or extend the time for payment or renew or alter any liabilities and obligations of Borrower or any security therefor, and the indemnity herein made shall apply to the liabilities and obligations of Borrower, as so amended, modified, changed, extended, renewed or altered; (ii) Sell, exchange, release, surrender, realize upon or otherwise deal with in any manner and in any order, any property by whomsoever at any time pledged, assigned, mortgaged or in which a security interest is given to secure, or howsoever securing, the liabilities and obligations of Borrower; (iii) Exercise or refrain from exercising any rights against Borrower or other persons or entities or against any security given by Borrower or other persons or entities, or otherwise act or refrain from acting; (iv) Settle or compromise any liabilities and obligations of Borrower to Holder, dispose of any security therefor, with or without consideration, or any liability incurred directly or indirectly in respect thereof or hereof, and may subordinate the payment of all or any part thereof to the payment of any liabilities and obligations of Borrower (whether due or not) to creditors of Borrower other than Holder; and (v) Apply any sums by whomsoever paid and howsoever realized for the benefit of Borrower to any liabilities and obligations of Borrower, subject to the provisions of the Loan Documents.

F   Obligations Absolute. The liabilities and obligations of Borrower under this <u>Section 20</u> shall be absolute and unconditional irrespective of (i) any lack of validity or enforceability of the Note or any other Loan Document; (ii) the insolvency of, or the voluntary or involuntary bankruptcy, assignment for the benefit of creditors, reorganization or other similar proceedings affecting Borrower, any other Guarantor, or any of their assets; or (iii) any other circumstance or claim which otherwise might constitute a defense available to, or a discharge of Borrower with respect to the liabilities and obligations under the Loan Documents, or of Borrower with respect to this Loan Agreement.

21. Notices. All notices, consents, approvals, and requests required or permitted under this Loan Agreement or under any other Loan Document shall be given in writing and shall be effective for all purposes if hand delivered or sent by any of the following methods: (i) overnight delivery by a nationally recognized express transportation company; or (ii) certified or registered United States mail, return receipt requested. Addresses for notices are as follows:

	Commercial Lender LLC
If to Lender:	PO Box 3801
	Vernon, CT 06066

	Getaway Collection LLC Series Western, a Delaware Limited Liability Company
If to Borrower:	2900 NE 7th Ave
	Miami, FL 33137

A notice shall be deemed to have been given: in the case of hand delivery, at the time of delivery; in the case of overnight delivery by a nationally recognized express transportation company, upon the first attempted delivery on a business day; and in the case of registered or certified mail, when delivered or the first attempted delivery on a business day. Any party to this Loan Agreement may change the address to which notices intended for it are to be directed by means of notice given to the other party in accordance with this Section 21. Each party agrees that it will not refuse or reject delivery of any notice given in accordance with this Section 21, that it will acknowledge, in writing, the receipt of any notice upon request by the other party and that any notice rejected or refused by it will be deemed for purposes of this Section 21 to have been received by the rejecting party on the date so refused or rejected, as conclusively established by the records of the U.S. Postal Service or other nationally recognized express transportation company. Borrower acknowledges and agrees that Lender, or any future servicer of the Loan, on behalf of Lender, may contact Borrower by telephone, text message, email, or by U.S. Postal Service or other nationally recognized express transportation company, for all matters pertaining to the Loan including, without limitation, servicing of the Loan.

22. LOAN FOR BUSINESS PURPOSE. Borrower hereby represents, warrants, and certifies to Holder the following:

A.   The Loan being obtained on the Premises is solely for business purposes, for the purchase and sale and/or rehabilitiation of the Premises.

B.   Lender has stressed to the Borrower the importance of knowing the primary purpose of the Loan. Borrower knows that the legal responsibilities of Lender vary considerably depending upon whether the Loan is a consumer loan (for personal, household, or family purposes), or a business loan.

C.   Borrower's primary business activity is to purchase, rehabilitate, and resell real property at a profit.

D.   Borrower has represented to Lender, and Borrower now again represents to Lender, that the sole purpose of the Loan is to finance the purchase, rehabilitation, and resale of the Premises.

E.   The Premises is being purchased/held for business purposes only and will not be used as a personal residence by Borrower.

F.   No part of the Loan proceeds are intended to be used for personal, household, or family purposes.

G.   The undersigned hereby agrees that the Loan is an exempted transaction under the Truth in Lending Act, 15 U.S.C., § 1601, et. seq.

23. WAIVER OF RIGHT TO PREJUDGMENT REMEDY, NOTICE, AND HEARING. BORROWER (AND EACH AND EVERY ENDORSER, GUARANTOR, AND SURETY OF THE NOTE) ACKNOWLEDGES THAT THE LOAN EVIDENCED BY THIS LOAN AGREEMENT IS A COMMERCIAL TRANSACTION, AND HEREBY VOLUNTARILY AND KNOWINGLY WAIVE THE RIGHT TO NOTICE AND HEARING UNDER CHAPTER 903a OF THE CONNECTICUT GENERAL STATUTES, OR ANY SUCCESSOR STATUTE OF SIMILAR IMPORT, WITH RESPECT TO ANY PREJUDGMENT REMEDY AS DEFINED THEREIN, AND FURTHER WAIVES DILIGENCE, DEMAND, PRESENTMENT FOR PAYMENT, NOTICE OF NONPAYMENT, PROTEST AND NOTICE OF PROTEST AND NOTICE OF ANY RENEWALS OR EXTENSIONS OF THE NOTE, AND ALL RIGHTS UNDER ANY STATUTE OF LIMITATIONS, AND AGREE THAT THE TIME FOR PAYMENT OF THE NOTE MAY BE CHANGED AND EXTENDED AS PROVIDED IN THE NOTE, IN

THE SECURITY INSTRUMENT OR THE LOAN DOCUMENTS, WITHOUT IMPAIRING BORROWER'S LIABILITY THEREON, AND FURTHER CONSENT TO THE RELEASE OF ALL OR ANY PART OF THE SECURITY FOR THE PAYMENT HEREOF, OR THE RELEASE OF ANY PARTY LIABLE FOR THIS OBLIGATION WITHOUT AFFECTING THE LIABILITY OF THE OTHER PARTIES HERETO. ANY DELAY IN EXERCISING ANY RIGHT HEREUNDER, ON THE PART OF HOLDER OF THE NOTE, SHALL NOT OPERATE AS A WAIVER OF ANY SUCH RIGHT, AND ANY WAIVER GRANTED ON ONE OR MORE OCCASIONS SHALL NOT OPERATE AS A WAIVER OF SUCH RIGHT IN THE EVENT OF ANY SUBSEQUENT DEFAULT.

24. JURY TRIAL WAIVER. BORROWER AND HOLDER EACH HEREBY UNCONDITIONALLY AND IRREVOCABLY WAIVE ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, COUNTERCLAIM, OR CROSS-CLAIM ARISING IN CONNECTION WITH, OUT OF, OR OTHERWISE RELATING TO THE LOAN DOCUMENTS, THE INDEBTEDNESS, THE PREMISES, ANY TRANSACTION ARISING THEREFROM OR RELATED THERETO, OR ANY DISPUTE INVOLVING BORROWER AND HOLDER. FURTHER, EXCEPT AS PROHIBITED BY LAW, BORROWER WAIVES ANY RIGHT WHICH IT MAY HAVE TO CLAIM OR RECOVER IN ANY LITIGATION BETWEEN THE PARTIES ANY SPECIAL, EXEMPLARY, PUNITIVE, OR CONSEQUENTIAL DAMAGES, OR ANY DAMAGES OTHER THAN, OR IN ADDITION TO, ACTUAL DAMAGES. BORROWER ACKNOWLEDGES AND AGREES THAT THIS <u>SECTION 24</u> IS A SPECIFIC AND MATERIAL ASPECT OF THIS LOAN AGREEMENT AND THAT HOLDER WOULD NOT EXTEND CREDIT TO BORROWER IF THE WAIVERS SET FORTH IN THIS <u>SECTION 24</u> WERE NOT A PART OF THIS LOAN AGREEMENT.

25. No Waiver by Holder. No course of dealing between Borrower and Holder and no failure to exercise or delay in exercising on the part of Holder any right, power, or privilege under the terms of this Loan Agreement or under the terms of any other Loan Documents or other agreements, or instruments between Holder and Borrower shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power, or privilege hereunder or thereunder preclude any other or further privilege. The rights and remedies provided herein or in any other agreement are cumulative and not exclusive or in derogation of any rights or remedies provided in and thereof, by law or otherwise.

26. Survival of Representations. All agreements, representations, and warranties made herein, in any agreement and in any statements, notices, invoices, certificates, schedules, documents, or other instruments delivered to Holder in connection with this Loan Agreement or any other agreement shall survive the making of the loans and advances hereunder.

27. Rights of Assignees and Successors. All rights of Holder in, to, and under this Loan Agreement and any other instrument or document executed and/or delivered in connection herewith shall pass to and may be exercised by any assignee thereof. Borrower agrees that, in the event of an assignment of this Loan and notice of such assignment to Borrower, the liability of Borrower to any holder of this Loan, provided such holder is a holder for value, shall be immediate and absolute and not affected by any actions of Holder and that Borrower will not set up any claim against Holder as a defense, counterclaim, or setoff to any action for the unpaid balance owed under this Loan Agreement or for possession brought by said holder. All rights of Holder hereunder shall inure to the benefit of its successors and assigns and any subsequent holder of the Note, and all Indebtedness of Borrower shall bind the heirs, executors, administrators, successors, and assigns of Borrower.

28. Attorneys' Fees and Expenses. Borrower agrees to pay all reasonable attorneys' fees and expenses, including recording and filing fees, incurred by Holder in connection with the financing being concluded this day as well as any fees and expenses of counsel, whether incurred before or after the Indebtedness is paid and performed in full, which Holder may hereafter incur in reasonably protecting, enforcing, increasing, or releasing any security held by Holder, and in foreclosing any mortgage and/or in sustaining the validity of any mortgage Borrower specifically authorizes Holder to pay all such fees and expenses and charge the same to its account.

29. Headings. The descriptive headings of the several sections of this Loan Agreement are inserted for convenience only and shall not be deemed to affect the meaning or construction of any of the provisions hereof.

30. Severability. If any provision of this Loan Agreement or application thereof to any person or circumstance shall to any extent be invalid, the remainder of this Loan Agreement or the application of such provision to persons, entities, or circumstances other than those as to which it is held invalid, shall not be affected thereby and each provision of this Loan Agreement shall be valid and enforceable to the fullest extent permitted by law.

31. Choice of Law. This Loan Agreement shall be governed by the laws of the state of Connecticut.

32. Amendments; Entire Agreement; Counterparts. This Loan Agreement may not be altered, amended, waived, or modified in any way whatsoever except by a writing duly executed by the party to be charged therewith. This Loan Agreement, together with the other Loan Documents, constitutes the entire agreement between the parties with respect to the subject matter hereof and constitutes a complete and exclusive statement of the terms of the agreement between the parties with respect to the subject matter hereof. This Loan Agreement, together with the other Loan Documents, supersedes all prior communications, contracts, or agreements between the parties with respect to the subject matter addressed in this Loan Agreement, whether oral or written. This Loan Agreement may be executed in any number of counterparts, each of which shall be effective only upon delivery and thereafter shall be deemed an original, and all of which shall be taken to be one and the same instrument, for the same effect as if all parties hereto had signed the same signature page. Any signature page of this Loan Agreement may be detached from any counterpart of this Loan Agreement without impairing the legal effect of any signatures thereon and may be attached to another counterpart of this Loan Agreement identical in form hereto but having attached to it one or more additional signature pages.

33. Lender's Right to Assign. Holder shall have the right to sell, assign, participate, transfer, or dispose of all or any part of its interest in the Loan without the consent or approval of Borrower.

34. Leasing Covenant. Intentionally left blank.

35. Post-Closing Requirements. Borrower has requested Holder fund the Loan, notwithstanding Borrower's failure to deliver certain documents, evidences and showings related thereto. Holder, subject to the satisfaction of the other conditions precedent to the making of the Loan, is willing to proceed with the funding of the Loan, subject to Borrower's compliance with the terms of this Section 35. Accordingly, to induce Holder to make the Loan, Borrower agrees to satisfy all of the following post-closing requirements (each, a "Post-Closing Requirement", collectively, the "Post-Closing Requirements"). All acts of Borrower to be performed under this Section 35 shall be at Borrower's sole cost and expense and shall be satisfactory to Holder in all respects. Borrower hereby agrees to pay all of Holder's reasonable costs and expenses incurred in connection with its review and approval of the items set forth herein, including, without limitation, reasonable attorney's fees. Failure by Borrower to comply with any of the Post-Closing Requirements shall, at Holder's option, constitute an Event of Default and Holder shall be entitled to exercise any and all rights and remedies it may have under the Loan Documents. Nothing in this Section 35 shall be deemed to (i) be a waiver by Holder of any of its rights or remedies under the Loan Documents, upon a default by Borrower, or (ii) affect in any other way the terms and provisions of the Loan Documents.

Borrower must provide 6 consecutiive months of short-term rental income history showing an average of at least $3,375 per month within 90 days of the closing of the loan.

36. Origination Fee Rebate. Intentionally left blank.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the undersigned have executed this Commercial Loan Agreement on _, 2022.

Getaway Collection LLC Series Western, a Delaware Limited Liability Company

By: _____
Name: Alexandra Nichols, as President, of Sucasa Technologies, Inc.
Title: Managing Member

STATE OF _ _ _ _ _ _ _ _ _ _ _ _ _ _ _   )

)ss. _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _

COUNTY OF _ _ _ _ _ _ _ _ _ _ _ _ _ _   )

I certify that on _, 2022, Alexandra Nichols, as President, of Sucasa Technologies, Inc. came before me in person and stated to my satisfaction that he/she made the attached instrument; and was authorized to and did execute this instrument on behalf of, and as Managing Member of Getaway Collection LLC Series Western, a Delaware Limited Liability Company (the "Company"), the entity named in this instrument, as the free act and deed of the Company, by virtue of the authority granted by its operating agreement and its members.

_____
Notary Public

IN WITNESS WHEREOF, the undersigned have executed this Commercial Loan Agreement on the _____ day of ___, 2022.

Commercial Lender LLC

By: _____

Angela DiTommaso, Authorized Signer

STATE OF CONNECTICUT   )
)ss. South Windsor

COUNTY OF HARTFORD   )

I certify that on the _ _ _ _ _ day of _____, 20____, Angela DiTommaso came before me in person and stated to my satisfaction that he/she made the attached instrument; and was authorized to and did execute this instrument on behalf of, and as Authorized Signer of Commercial Lender LLC (the "Company"), the entity named in this instrument, as the free act and deed of the Company, by virtue of the authority granted by its operating agreement and its members

_____
Notary Public

INTERNAL FILENAME: 100055.MTG.pdf

..…................................. Space Above Line for Recorder's Use ..…................................

DEED OF TRUST, ASSIGNMENT OF RENTS, SECURITY AGREEMENT AND FIXTURE FILING

PARCEL ID: 131-20-048

THIS DOCUMENT PREPARED BY:	AFTER RECORDING, RETURN TO:
Angela DiTommaso ADiTommaso@EliteCommercialClosings.com Commercial Lender LLC PO Box 3801 Vernon, CT 06066	Commercial Lender LLC PO Box 3801 Vernon, CT 06066

Lender Loan Number: 100055

DEED OF TRUST, ASSIGNMENT OF RENTS, SECURITY AGREEMENT AND FIXTURE FILING

THIS DEED OF TRUST, ASSIGNMENT OF RENTS, SECURITY AGREEMENT AND FIXTURE FILING (the "Instrument") is made by **Getaway Collection LLC Series Western, a Delaware Limited Liability Company** (the "Trustor"), a Delaware limited liability company with a principal place of business at 2900 NE 7th Ave, Miami, FL 33137 to _, as trustee (the "Trustee"), with a principal place of business at _, for the benefit of **Commercial Lender LLC** (the "Beneficiary"), a Delaware limited liability company with a mailing address of PO Box 3801, Vernon, CT 06066, its successors and assigns.

RECITAL

Trustor is indebted to Beneficiary in the principal amount of **Five Hundred Thousand Five Hundred Dollars and No Cents ($500,500.00)**, as evidenced by Trustor's Commercial Promissory Note (as the same may be amended, restated, or modified from time to time, the "Note"), payable to Beneficiary, executed and delivered contemporaneously with this Instrument, and maturing on September 1, 2052 (the "Maturity Date"), subject to the terms and conditions of that certain Commercial Loan Agreement (as the same may be amended from time to time, the "Loan Agreement"), between Trustor and Beneficiary executed and delivered contemporaneously herewith.

AGREEMENT

TO SECURE TO Beneficiary the full and prompt payment and performance of each and all of Trustor's obligations under the Note, and the performance of the covenants and agreements of Trustor contained in this Instrument, and in any other documents evidencing, securing, or now or hereafter executed in connection with the Note (each, a "Loan Document"; collectively, the "Loan Documents"; and all of the indebtedness, obligations, and liabilities of Trustor arising under the Note, the Loan Documents, or both, and any and all renewals, modifications, rearrangements, amendments, or extensions thereof, are sometimes hereinafter referred to as the "Indebtedness"), Trustor hereby MORTGAGES, WARRANTS, HYPOTHECATES, AND ASSIGNS to Beneficiary, the following described property (collectively, the "Premises"):

A   The real property located in Maricopa County, Arizona, at **7440 E Hubbell St, Scottsdale, AZ 85257**, as such real property is more particularly described in SCHEDULE 1, attached hereto and made a part hereof for all purposes the same as if set forth herein verbatim; together with all right, title, and interest of Trustor in and to (i) all streets, roads, alleys, easements, rights-of-way, licenses, rights of ingress and egress, vehicle parking rights and public places, existing or proposed, abutting, adjacent, used in connection with or pertaining to the real property or the Improvements (as hereinafter defined), (ii) any strips or gores between the real property and abutting or adjacent properties, and (iii) all water and water rights, timber, crops and mineral interests pertaining to the real property (such real property and other rights, titles, and interests being hereinafter sometimes called the "Land");

B   All buildings, structures, improvements now constructed or at any time in the future constructed or placed upon the Land, including any future alterations, replacements and additions (the "Improvements");

C   All fixtures and systems and articles of personal property, of every kind and character, now owned or hereafter acquired by Trustor which are now or hereafter is attached to the Land or the Improvements so as to constitute a fixture under the laws of the state of Arizona, and used in or necessary to complete the proper planning, development, use, occupancy or operation thereof, or acquired (whether delivered to the Land or stored elsewhere) for use or installation in or on the Land or the Improvements, and all renewals and replacements of, substitutions for and additions to the foregoing (all of which are herein sometimes referred to together as "Accessories");

D   All (i) plans and specifications for the Improvements; (ii) approvals, entitlements and contracts relating to the Land or the Improvements or the Accessories or any part thereof; (iii) deposits including, but not limited to, Trustor's rights in tenants' security deposits (if any), deposits with respect to utility services to the Land or the Improvements or the Accessories or any part thereof, and any deposits or reserves hereunder or under any other Loan Documents (as hereinafter defined) for taxes, insurance or otherwise, funds, accounts, contract rights, instruments, documents, commitments, general intangibles, notes and chattel paper used in connection with or arising from or by virtue of any transactions related to the Land or the Improvements or the Accessories or any part thereof; (iv) permits, licenses, franchises, bonds, certificates and other rights and privileges obtained in connection with the Land or the Improvements or the Accessories or any part thereof; (v) leases, rents, royalties, bonuses, issues, profits, revenues and other benefits of the Land, the Improvements and the Accessories; and (vi) other properties, rights, titles and interests, if any, specified in any Section of this Instrument as being part of the Premises;

E   All rents (whether from residential or non-residential space), revenues, and other income of the Land or the Improvements, parking fees, laundry and vending machine income and fees and charges for food, health care and other services provided at the Premises, whether now due, past due or to become due, and deposits forfeited by tenants, and, if Trustor is a cooperative housing corporation or association, maintenance fees, charges or assessments payable by shareholders or residents under proprietary leases or occupancy agreements, whether now due, past due, or to become due (all of which are herein sometimes referred to together as the "Rents");

F   All present and future leases, subleases, licenses, concessions or grants or other possessory interests now or hereafter in force, whether oral or written, covering or affecting the Premises, or any portion of the Premises (including proprietary leases or occupancy agreements if Trustor is a cooperative housing corporation), and all modifications, extensions or renewals (all of which are herein sometimes referred to together as the "Leases");

G   All proceeds, products, consideration, compensation and recoveries, direct or consequential, cash and noncash, of or arising from, as the case may be, (i) the properties, rights, titles and interests referred to above in paragraphs (A), (B), (C), (D), (E), and (F); (ii) any sale, lease or other disposition thereof; (iii) each policy of insurance relating thereto (including premium refunds); (iv) the taking thereof or of any rights appurtenant thereto by eminent domain or sale in lieu thereof for public or quasi-public use under any law; and (v) any damage thereto whether caused by such a taking (including change of grade of streets, curb cuts or other rights of access) or otherwise caused; and

H   All other interests of every kind and character, and proceeds thereof, which Trustor now has or hereafter acquires in, to or for the benefit of the properties, rights, titles and interests referred to above in paragraphs (A), (B), (C), (D), (E), (F), (G), and all property used or useful in connection therewith, including, but not limited to, remainders, reversions and reversionary rights or interests.

Trustor does hereby represent and warrant that Trustor is lawfully seized of the Premises and has the right, power and authority to MORTGAGE, PLEDGE, HYPOTHECATE, GRANT, WARRANT, CONVEY AND ASSIGN the Premises, and that the Premises are unencumbered except for those encumbrances (the "Permitted Encumbrances") shown on the schedule of exceptions to coverage in the Title Policy (as defined in the Loan Agreement), issued to and accepted by Beneficiary contemporaneously with the execution and recordation of this Instrument and insuring Beneficiary's interest in the Premises. Trustor does hereby covenant and agree that Trustor will warrant and defend generally the title to the Premises against all claims and demands, subject to the Permitted Encumbrances.

In consideration of the aforesaid, and in order to more fully protect the security of this Instrument, Trustor hereby represents, warrants, covenants, and agrees as follows:

1. Inspection. Beneficiary and any other Person authorized by Beneficiary shall have the right to enter and inspect the Premises at all reasonable times.

2. Security Agreement. This Instrument is also a security agreement between Trustor, as debtors, and Beneficiary, as secured party, for any of the Premises which, under applicable law, may be subjected to a security interest under the Uniform Commercial Code in the state of Arizona (the "UCC"), for the purpose of securing Trustor's obligations under this Instrument and to further secure Trustor's obligations under the Note, and other Loan Documents, whether such Premises are owned now or acquired in the future, and all products and cash and non-cash proceeds thereof (collectively, the "UCC Collateral"), and by this Instrument, Trustor hereby grants to Beneficiary a security interest in the Collateral. To the extent necessary under applicable law, Trustor hereby authorizes Beneficiary to prepare and file financing statements, continuation statements and financing statement amendments in such form as Beneficiary may require to perfect or continue the perfection of this security interest. If an Event of Default (as hereinafter defined) has occurred and is continuing, Beneficiary will have the remedies of a secured party under the UCC, in addition to all remedies provided by

this Instrument or existing under applicable law. In exercising any remedies, Beneficiary may exercise its remedies against the Collateral separately or together, and in any order, without in any way affecting the availability of Beneficiary's other remedies. This Instrument also constitutes a financing statement with respect to any part of the Premises that is or may become a fixture, if permitted by applicable law.

3. Taxes and Other Charges. Trustor is responsible for the payment of all taxes ("Taxes"), assessments for local improvements ("Assessment"), rates and charges, license fees, all charges which may be imposed for the use of vaults, chutes, areas and other space beyond the lot line and abutting the public sidewalks in front of or adjoining the Premises, and all other governmental levies and charges (collectively, the "Impositions"), of every kind and nature whatsoever. Upon Beneficiary's request, Trustor shall deliver to Beneficiary within five (5) days of any such request, proof of payment of any and all Impositions, in form satisfactory to Beneficiary.

4. Insurance. Trustor shall keep the Premises insured in accordance with the provisions of the Loan Agreement.

5. Liens. Trustor shall not, directly or indirectly, create or suffer or permit to be created, or to stand, against the Premises or any portion thereof, or against the rents, issues and profits therefrom, any lien, charge, mortgage, deed of trust, adverse claim or other encumbrance, whether senior or junior to the lien of this Instrument, other than the lien of this Instrument and the Permitted Encumbrances.

6. Due on Sale or Encumbrance. Should the title to the Premises, or any part thereof or any interest therein, be transferred to any Person, firm or entity other than the Borrower, or should the ownership of the Premises, or any part thereof, become vested in any owner other than the Borrower, or should any lien, mortgage or any other encumbrance, voluntary or involuntary, be placed against the Premises, or in any of the foregoing events, the entire principal balance due under the Note, together with all accrued interest thereunder, shall at the election of Beneficiary, be and become immediately due and payable in full, subject to applicable law, and Beneficiary shall be entitled to pursue all remedies provided for in this Instrument or at law, including without limitation, foreclosure of the lien of this Instrument.

7. Assignment of Rents; Appointment of Receiver; Beneficiary in Possession. (A) As part of the consideration for the Indebtedness, Trustor absolutely and unconditionally assigns and transfers to Beneficiary all Rents. It is the intention of Trustor to establish a present, absolute and irrevocable transfer and assignment to Beneficiary of all Rents and to authorizes and empower Beneficiary to collect and receive all Rents without the necessity of further action on the part of the Borrower. Promptly upon request by Beneficiary, Trustor agrees to execute and deliver such further assignments as Beneficiary may from time to time require. Trustor and Beneficiary intend this assignment of Rents to be immediately effective and to constitute an absolute, present, and unconditional assignment and not an assignment for additional security only. For purposes of giving effect to this absolute assignment of Rents, and for no other purpose, the Rents will not be deemed to be a part of the Premises. However, if this present, absolute, and unconditional assignment of the Rents is not enforceable by its terms under the laws of the state of Arizona, then the Rents will be included as a part of the Premises and it is

the intention of Trustor that in this circumstance this Instrument create and perfect a lien on the Rents in favor of Beneficiary, which lien will be effective as of the date of this Instrument. (B) Until the occurrence of an Event of Default, Beneficiary hereby grants to Trustor a revocable license to collect and receive all the Rents, to hold all the Rents in trust for the benefit of Beneficiary and to apply all the Rents to pay the installments of interest and principal then due and payable under the Note and the other amounts then due and payable under the other Loan Documents, including the Taxes, Impositions, Assessments, and Insurance, and to pay the current costs and expenses of managing, operating and maintaining the Premises, tenant improvements and other capital expenditures. So long as no Event of Default has occurred and is continuing, the Rents remaining after application pursuant to the preceding sentence may be retained by Trustor free and clear of, and released from, Beneficiary's rights with respect to the Rents under this Instrument. After the occurrence of an Event of Default, and during the continuance of such Event of Default, Trustor authorizes Beneficiary to collect, sue for, and compromise the Rents and directs each tenant of the Premises to pay all the Rents to, or as directed by, Beneficiary. From and after the occurrence of an Event of Default, and during the continuance of such Event of Default, and without the necessity of Beneficiary entering upon and taking and maintaining control of the Premises directly, or by a receiver, Trustor's license to collect the Rents will automatically terminate and Beneficiary will, without notice, be entitled to all the Rents as they become due and payable, including the Rents then due and unpaid. Trustor will pay to Beneficiary upon demand all the Rents to which Beneficiary is entitled. At any time on or after the date of Beneficiary's demand for the Rents, Beneficiary may give, and Trustor hereby irrevocably authorizes Beneficiary to give, notice to all tenants of the Premises instructing them to pay all Rents to Beneficiary. *No tenant will be obligated to inquire further as to the occurrence or continuance of an Event of Default. No tenant will be obligated to pay to* Trustor *any amounts which are actually paid to* Beneficiary *in response to such a notice.* Any such notice by Beneficiary will be delivered to each tenant personally, by mail or by delivering such demand to each rental unit. Trustor will not interfere with and will cooperate with Beneficiary's collection of such Rents. (C) If an Event of Default has occurred and is continuing, then Beneficiary will have each of the following rights and may take any of the following actions: (i) Beneficiary may, regardless of the adequacy of Beneficiary's security or the solvency of Trustor and even in the absence of waste, enter upon and take and maintain full control of the Premises in order to perform all acts that Beneficiary in its discretion determines to be necessary or desirable for the operation and maintenance of the Premises, including the execution, cancellation, or modification of the Leases, the collection of all the Rents, the making of repairs to the Premises and the execution or termination of contracts providing for the management, operation or maintenance of the Premises, for the purposes of enforcing the assignment of the Rents pursuant to Section 7(A) of this Instrument, protecting the Premises or the security of this Instrument, or for such other purposes as Beneficiary, in its discretion, may deem necessary or desirable. (ii) Alternatively, if an Event of Default has occurred and is continuing, regardless of the adequacy of Beneficiary's security, without regard to Trustor's solvency and without the necessity of giving prior notice (oral or written) to Trustor, Beneficiary may apply to any court having jurisdiction for the appointment of a receiver for the Premises to take any or all of the actions set forth in the preceding sentence. If Beneficiary elects to seek the appointment of a receiver for the Premises at any time after an Event of Default has occurred and is continuing, Trustor's, by its execution of this Instrument,

expressly consents to the appointment of such receiver, including the appointment of a receiver *ex parte* if permitted by applicable law. (iii) If Trustor is a housing cooperative corporation or association, Trustor hereby agrees that if a receiver is appointed, the order appointing the receiver may contain a provision requiring the receiver to pay the installments of interest and principal then due and payable under the Note and the other amounts then due and payable under the other Loan Documents, including the Taxes, Impositions, Assessments, and Insurance, it being acknowledged and agreed that the Indebtedness is an obligation of Trustor and must be paid out of maintenance charges payable by Trustor's tenant shareholders under their proprietary leases or occupancy agreements. (iv) Beneficiary or the receiver, as the case may be, will be entitled to receive a reasonable fee for managing the Premises.
(v) Immediately upon appointment of a receiver or immediately upon Beneficiary's entering upon and taking possession and control of the Premises, Trustor will surrender possession of the Premises to Beneficiary or the receiver, as the case may be, and will deliver to Beneficiary or the receiver, as the case may be, all documents, records (including records on electronic or magnetic media), accounts, surveys, plans, and specifications relating to the Premises and all security deposits and prepaid Rents. (vi) If Beneficiary takes possession and control of the Premises, then Beneficiary may exclude Trustor and its representatives from the Premises. Trustor acknowledges and agrees that the exercise by Beneficiary of any of the rights conferred under this Section 7 will not be construed to make Beneficiary a Mortgagee-in-possession of the Premises so long as Beneficiary has not itself entered into actual possession of the Land and Improvements. (D) If Beneficiary enters the Premises, Beneficiary will be liable to account only to Trustor and only for those Rents actually received. Except to the extent of Beneficiary's gross negligence or willful misconduct, Beneficiary will not be liable to the Borrower, anyone claiming under or through Trustor or anyone having an interest in the Premises, by reason of any act or omission of Beneficiary under Section 7(C) of this Instrument, and Trustor hereby releases and discharges Beneficiary from any such liability to the fullest extent permitted by law. If the Rents are not sufficient to meet the costs of taking control of and managing the Premises and collecting the Rents, any funds expended by Beneficiary for such purposes will become an additional part of the Indebtedness. (E) If the Rents are not sufficient to meet the costs of taking control of and managing the Premises and collecting the Rents, any funds expended by Beneficiary for such purposes will become an additional part of the Indebtedness as provided in Section 9 of this Instrument. (F) Any entering upon and taking of control of the Premises by Beneficiary or the receiver, as the case may be, and any application of Rents as provided in this Instrument will not cure or waive any Event of Default or invalidate any other right or remedy of Beneficiary under applicable law or provided for in this Instrument.

8. Application of Payments. If at any time Beneficiary receives, from Trustor or otherwise, any amount applicable to the Indebtedness which is less than all amounts due and payable at such time, then Beneficiary may apply that payment to amounts then due and payable in any manner and in any order determined by Beneficiary, in its discretion. Neither Beneficiary's acceptance of an amount that is less than all amounts then due and payable nor Beneficiary's application of such payment in the manner authorized will constitute or be deemed to constitute either a waiver of the unpaid amounts or an accord and satisfaction. Notwithstanding the application of any such amount to the Indebtedness, Trustor's obligations under this Instrument, the Note and all other Loan Documents will remain unchanged.

9. Protection of Beneficiary's Security; Instrument Secures Future Advances. If Trustor should fail to perform any of its obligations under this Instrument or any other Loan Document, or if any action or proceeding is commenced which purports to affect the Premises, Beneficiary's security, or Beneficiary's rights under this Instrument, including eminent domain, insolvency, code enforcement, civil or criminal forfeiture, enforcement of Hazardous Materials Laws (as hereinafter defined), fraudulent conveyance or reorganizations or proceedings involving a bankrupt or decedent, then Beneficiary, at Beneficiary's option may make such appearances, file such documents, disburse such sums and take such actions as Beneficiary reasonably deems necessary to perform such obligations of Trustor and to protect Beneficiary's interest, including all of the following: (i) payment of attorney's fees and costs; (ii) enter upon the Premises to make repairs or secure the Premises; procure insurance as required by the Loan Agreement; (iii) pay any amounts which Trustor has failed to pay under this Instrument, the Loan Agreement, or any of the Loan Documents; (iv) perform any of Trustor's obligations under the Loan Agreement; (v) make advances to pay, satisfy or discharge any obligation of the Trustor for the payment of money that is secured by a lien on the Premises. Any amounts disbursed by Beneficiary under this Section 9 or under any other provision of this Instrument that treats such disbursement as being made under this Section 9, will be secured by this Instrument, will be added to, and become part of, the principal component of the Indebtedness, will be immediately due and payable and will bear interest from the date of disbursement until paid at the Default Rate (as defined in the Note). Nothing in this Section 9 will require Beneficiary to incur any expense or take any action. The provisions of this Section 9, including the obligation to indemnify Beneficiary, shall survive the payment of the indebtedness and the satisfaction and reconveyance of the lien of this Instrument and shall not be affected by Beneficiary's acquisition of any interest in the Premises, whether by foreclosure or otherwise. As used herein, the term "Hazardous Materials Law" and "Hazardous Materials Laws" means any and all federal, state and local laws, ordinances, regulations and standards, rules, policies and other governmental requirements, administrative rulings and court judgments and decrees in effect now or in the future, including all amendments, that relate to Hazardous Materials (as hereinafter defined) or the protection of human health or the environment and apply to Trustor or to the Premises. Hazardous Materials Laws include the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Section 9601, *et seq.*, the Resource Conservation and Recovery Act of 1976, 42 U.S.C. Section 6901, *et seq.*, the Toxic Substance Control Act, 15 U.S.C. Section 2601, *et seq.*, the Clean Water Act, 33 U.S.C. Section 1251, *et seq.*, and the Hazardous Materials Transportation Act, 49 U.S.C. Section 5101 *et seq.*, and their state analogs. As used herein, the term "Hazardous Materials" means petroleum and petroleum products and compounds containing them, including gasoline, diesel fuel and oil; explosives; flammable materials; radioactive materials; polychlorinated biphenyls (PCBs) and compounds containing them; lead and lead-based paint; asbestos or asbestos containing materials in any form that is or could become friable; underground or above-ground storage tanks, whether empty or containing any substance; any substance the presence of which on the Premises are prohibited by any governmental authority; any substance that requires special handling and any other material or substance now or in the future that (i) is defined as a "hazardous substance," "hazardous material," "hazardous waste," "toxic substance," "toxic pollutant," "contaminant," or "pollutant" by or within the meaning of any Hazardous Materials Law, or (ii) is regulated in any way by or within the meaning of any Hazardous Materials Law.

10. Events of Default. An Event of Default under the Note, the Loan Agreement, or any other Loan Documents will constitute an Event of Default under this Instrument. Upon the occurrence of an Event of Default, the Indebtedness shall become due and payable forthwith at the option of Beneficiary.

11. Remedies Cumulative. Each right and remedy provided in this Instrument is distinct from all other rights or remedies under this Instrument, the Loan Agreement or any other Loan Document or afforded by applicable law or equity, and each will be cumulative and may be exercised concurrently, independently or successively, in any order. Beneficiary's exercise of any particular right or remedy will not in any way prevent Beneficiary from exercising any other right or remedy available to Beneficiary. Beneficiary may exercise any such remedies from time to time and as often as Beneficiary chooses.

12. Waiver of Statute of Limitations, Offsets, and Counterclaims. Trustor waives the right to assert any statute of limitations as a bar to the enforcement of the lien of this Instrument or to any action brought to enforce any Loan Document. Trustor hereby waives the right to assert a counterclaim, other than a compulsory counterclaim, in any action or proceeding brought against it by Beneficiary or otherwise to offset any obligations to make the payments required by the Loan Documents. No failure by Beneficiary to perform any of its obligations under this Instrument will be a valid defense to, or result in any offset against, any payments that Trustor is obligated to make under any of the Loan Documents.

13. Waiver of Marshalling. Notwithstanding the existence of any other security interests in the Premises held by Beneficiary or by any other party, Beneficiary will have the right to determine the order in which any or all of the Premises will be subjected to the remedies provided in this Instrument, the Note, the Loan Agreement, or any other Loan Document, or applicable law. Beneficiary will have the right to determine the order in which any or all portions of the Indebtedness are satisfied from the proceeds realized upon the exercise of such remedies. Trustor and any party who now or in the future acquires a security interest in the Premises and who has actual or constructive notice of this Instrument waives any and all right to require the marshalling of assets or to require that any of the Premises be sold in the inverse order of alienation or that any of the Premises be sold in parcels or as an entirety in connection with the exercise of any of the remedies permitted by applicable law or provided in this Instrument.

14. Further Assurances. Trustor will deliver, at its sole cost and expense, all further acts, deeds, conveyances, assignments, estoppel certificates, financing statements or amendments, transfers and assurances as Beneficiary may require from time to time in order to better assure, grant, and convey to Beneficiary the rights intended to be granted, now or in the future, to Beneficiary under this Instrument and the Loan Documents.

15. Governing Law; Consent to Jurisdiction and Venue. This Instrument, and the provisions for the creation, perfection, priority, enforcement, and foreclosure of the liens and security interests created in the Premises will be governed by, and construed in accordance with, the laws of the state of Arizona. Notwithstanding the foregoing, the law of the state of Connecticut shall govern the validity and enforceability of all Loan Documents, and the Indebtedness arising hereunder (but the foregoing shall not be construed to limit Beneficiary's rights with

respect to such security interest created in the state of Arizona). Nothing in this Section 15 is intended to limit Beneficiary's right to bring any suit, action or proceeding relating to matters under this Instrument, the Note, the Loan Agreement, or any of the Loan Documents in any court of any other jurisdiction.

16. Notices. All notices, consents, approvals, and requests required or permitted under this Instrument or under any other Loan Document shall be given in accordance with the requirements set forth under the Loan Agreement.

17. Successors and Assigns. This Instrument will bind the respective successors and assigns of Trustor and Beneficiary, and the rights granted by this Instrument will inure to Beneficiary's successors and assigns.

19. Joint and Several Liability. If more than one party signs this Instrument as Trustor, the obligations of such Persons will be joint and several.

19. Relationship of Parties; No Third-Party Beneficiary. The relationship between Beneficiary and Trustor will be solely that of creditor and debtor, respectively, and nothing contained in this Instrument will create any other relationship between Beneficiary and Trustor. Nothing contained in this Instrument will constitute Beneficiary as a joint venturer, partner or agent of Trustor, or render Beneficiary liable for any debts, obligations, acts, omissions, representations or contracts of Trustor. No creditor of any party to this Instrument and no other Person will be a third-party beneficiary of this Instrument or any other Loan Document.

20. Severability; Amendments; Construction The invalidity or unenforceability of any provision of this Instrument will not affect the validity or enforceability of any other provision, and all other provisions will remain in full force and effect. This Instrument contains the entire agreement among the parties as to the rights granted and the obligations assumed in this Instrument. This Instrument may not be amended or modified except by a writing signed by the party against whom enforcement is sought. The captions and headings of the sections of this Instrument are for convenience only and will be disregarded in construing this Instrument. Any reference in this Instrument to a "Section" will, unless otherwise explicitly provided, be construed as referring to a section of this Instrument. Any reference in this Instrument to a statute or regulation will be construed as referring to that statute or regulation as amended from time to time. Use of the singular in this Instrument includes the plural and use of the plural includes the singular. As used in this Instrument, the term "including" means "including, but not limited to" and the term "includes" means "includes without limitation." Unless the context requires otherwise, any definition of or reference to any agreement, instrument, or other document in this Instrument will be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth in this Instrument). Any reference in this Instrument to any Person will be construed to include such Person's successors and assigns. Any capitalized term not specifically defined in this Instrument will have the meaning ascribed to that term in the Loan Agreement. The term "Person" as used herein, shall mean any natural person, sole proprietorship, corporation, general partnership, limited partnership, limited liability company, limited liability partnership, limited liability limited partnership, joint venture,

association, joint stock company, bank, trust, estate, unincorporated organization, any federal, state, county or municipal government (or any agency or political subdivision thereof), endowment fund or any other form of entity.

21. Subrogation. If, and to the extent that, the proceeds of the loan evidenced by the Note, or subsequent advances under Section 9 of this Instrument, are used to pay, satisfy or discharge a prior lien, such loan proceeds or advances will be deemed to have been disbursed by Beneficiary at Trustor's request, and Beneficiary will automatically, and without further action on its part, be subrogated to the rights, including lien priority, of the owner or holder of the obligation secured by the prior lien, whether or not the prior lien is released.

22. Confession of Judgment in Ejectment. To the extent permissible under the laws of the state of Arizona, at any time after an Event of Default, regardless of whether Beneficiary has asserted any other right or exercised any other remedy under this Instrument or any of the other Loan Documents, it shall be lawful for any attorney of any court to confess judgment in ejectment against Trustor and all Persons claiming under Trustor for the recovery by Beneficiary of possession of all or any part of the Premises, for which this Instrument shall be sufficient warrant. If for any reason after such action shall have commenced the same shall be discontinued and the possession of the Premises shall remain in or be restored to Trustor, Beneficiary shall have the right upon subsequent default or defaults to bring one or more action or actions as hereinabove set forth to recover possession of all or any part of the Premises.

23. Acceleration; Remedies. (A) At any time during the existence of an Event of Default, Beneficiary, at Beneficiary's option, may declare the Indebtedness to be immediately due and payable without further demand, and may invoke the POWER OF SALE and any other remedies permitted by Arizona law or provided in this Instrument, the Loan Agreement or in any other Loan Document. Trustor does hereby acknowledge that the POWER OF SALE granted in this Instrument may be exercised by Beneficiary without prior judicial hearing. Beneficiary will be entitled to collect all costs and expenses incurred in pursuing such remedies, including attorneys' fees and costs and costs of documentary evidence, abstracts and title reports. (B) If Beneficiary invokes the POWER OF SALE, Beneficiary will give written notice to the Trustee of the occurrence of an Event of Default and of Beneficiary's election to cause the Premises to be sold. The Trustee will record a notice of sale in each county in which the Premises or some part of the Premises are located and will mail copies of the notices in the manner required by Arizona law to Trustor and to all other Persons entitled to receive such notice under Arizona law. The Trustee will give public notice of the sale and will sell the Premises in accordance with Arizona law. The Trustee may sell the Premises at the time and place and under the terms designated in the notice of sale in one or more parcels and in such order as the Trustee may determine. The Trustee may postpone the sale of all or any part of the Premises by public announcement at the time and place of any previously scheduled sale. Beneficiary or Beneficiary's designee may purchase the Premises at any sale. (C) The Trustee will deliver to the purchaser at the sale, within the time periods required by Arizona law, a deed conveying the Premises so sold without any expressed or implied covenant or warranty. The recitals in the trustee's deed will be *prima facie* evidence of the truth of the statements made in those recitals. The Trustee will apply the proceeds of the sale in the following order: (i) To all costs and expenses of the sale, including the Trustee's fees not to exceed five percent (5%) of the gross sales price, attorneys' fees and costs and costs of documentary evidence,

abstracts and title reports; (ii) To the Indebtedness in such order as Beneficiary, in its discretion, directs; and (iii) The excess, if any, to the Person or Persons legally entitled to the excess, or to the clerk of the superior court of the county in which the sale took place, or as provided in Arizona Revised Statutes § 33-812 or any similar or successor statute.

24. Release. Upon payment of the Indebtedness, Beneficiary will release this Instrument. Trustor will pay Beneficiary's reasonable costs incurred in releasing this Instrument.

25. Substitute Trustee. Beneficiary, at its option, may from time to time remove the Trustee and appoint a successor trustee. Without conveyance of the Premises, the successor trustee will succeed to all the title, power and duties conferred upon the Trustee in this Instrument and by applicable law.

27. Time of the Essence. Time is of the essence of each covenant of this Instrument.

28. Waivers by Surety. Any party who has signed this Instrument as a surety or accommodation party, or who has subjected such party's property to this Instrument to secure the indebtedness of another, expressly waives, to the fullest extent allowed by applicable law, all of the benefits under Arizona Revised Statutes §§ 12-1641, 12-1642, 12-1643, 12-1644, 33-814, 44-141, 44-142 and 47-3605, and Rule 17(f) of the Arizona Rules of Civil Procedure, as now in effect or as modified or amended in the future, together with any similar provision, tenet or theory under Arizona law pertaining to the rights of sureties and/or guarantors.

29. Usury Savings. Trustor hereby agrees to pay an effective contracted rate of interest equal to the rate of interest resulting from all interest payable as provided in the Note, plus an additional rate of interest resulting from all Other Sums. "Other Sums" will consist of all fees, charges, or any other sums (other than interest payable as provided in the Note) paid or payable by Trustor, whether pursuant to the Note, this Instrument or any of the other Loan Documents, or any other document or instrument in any way pertaining to this lending transaction that may be deemed to be interest for the purpose of any law of the state of Arizona that may limit the maximum amount of interest to be charged with respect to this lending transaction. Other Sums will be deemed to be interest for the purposes of any such law only.

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IN WITNESS WHEREOF, the undersigned has signed and delivered this Deed of Trust, Assignment of Rents, Security Agreement and Fixture Filing or has caused said instrument to be signed and delivered by its duly authorized representative on _, 2022.

Getaway Collection LLC Series Western, a Delaware Limited Liability Company

Witness: _ _ _ _ _ _ _ _ _ _ _ _ _ _

By: _____
Name: Alexandra Nichols, as President, of Sucasa Technologies, Inc.
Title: Managing Member

Witness: _ _ _ _ _ _ _ _ _ _ _ _ _ _

STATE OF _ _ _ _ _ _ _ _ _ _ _ _ _ _ _   )
)ss. _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _
COUNTY OF _ _ _ _ _ _ _ _ _ _ _ _ _ _   )

I certify that on _, 2022, Alexandra Nichols, as President, of Sucasa Technologies, Inc. came before me in person and stated to my satisfaction that he/she made the attached instrument; and was authorized to and did execute this instrument on behalf of, and as Managing Member of Getaway Collection LLC Series Western, a Delaware Limited Liability Company (the "<u>Company</u>"), the entity named in this instrument, as the free act and deed of the Company, by virtue of the authority granted by its operating agreement and its members.

Notary Public

SCHEDULE 1
PROPERTY DESCRIPTION

THE LAND REFERRED TO HEREIN BELOW IS SITUATED SCOTTSDALE, IN THE COUNTY OF MARICOPA, STATE OF ARIZONA, AND IS DESCRIBED AS FOLLOWS:

Lot 267, Scottsdale Estates Three, according to the Plat of record in the Office of the County record of Maricopa County, Arizona, recorded in Book 71 of Maps. Page 16.

Parcel Numbers: **131-20-048**

NAME AFFIDAVIT(s)

100055

INTERNAL FILENAME: 100055.AFF.pdf

<u>NAME AFFIDAVIT</u>

Before me, the undersigned authority, this day personally appeared Alexandra Catherine Nichols ("<u>Affiant</u>") who being by me first duly sworn, affirmed as follows:

Affiant is one and the same person as: Alexandra Catherine Nichols

_____
Alexandra Nichols

STATE OF _ _ _ _ _ _ _ _ _ _ _ _ _ _ _   )
)ss. _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _
COUNTY OF _ _ _ _ _ _ _ _ _ _ _ _ _ _   )

On the _ _ _ _ _ day of _, in the year 2022, before me, the undersigned, a Notary Public in and for said State, personally appeared Alexandra Nichols, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he/she executed the same in his/her capacity, and that by his/her signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

_____
Notary Public

NAME AFFIDAVIT

Before me, the undersigned authority, this day personally appeared Amr Hesham Shafik ("Affiant") who being by me first duly sworn, affirmed as follows:

Affiant is one and the same person as: Amr Hesham Shafik

_____
Amr Shafik

STATE OF _ _ _ _ _ _ _ _ _ _ _ _ _ _ _)
)ss. _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _
COUNTY OF _ _ _ _ _ _ _ _ _ _ _ _ _)

On the _ _ _ _ _ day of _, in the year 2022, before me, the undersigned, a Notary Public in and for said State, personally appeared Amr Shafik, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he/she executed the same in his/her capacity, and that by his/her signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

_____
Notary Public